Exhibit 2.2

MEMBERSHIP INTEREST PURCHASE AGREEMENT

dated as of April 25, 2016

by and among

BOYD GAMING CORPORATION,
as Buyer,

The Cannery Hotel and Casino, LLC,
as Cannery,

Nevada Palace, LLC,
as Eastside,

and

CANNERY CASINO RESORTS, LLC,
as Seller

EXHIBITS

Exhibit A	Form of Assignment of Membership Interests

Exhibit B	Example Net Working Capital Calculation

Exhibit C	Form of Estoppel Certificate

MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of April 25, 2016 (the “Effective Date”), by and among Boyd Gaming Corporation, a Nevada corporation (“Boyd” or “Buyer”), Cannery Casino Resorts, LLC, a Nevada limited liability company (“Seller”), The Cannery Hotel and Casino, LLC, a Nevada limited liability company (“Cannery”), and Nevada Palace, LLC, a Nevada limited liability company (“Eastside”, and together with Cannery, each a “Company” and together the “Companies”). Each of Buyer, Seller, and the Companies is referred to individually as a “party” and collectively as the “parties”. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in Section 12.01.

WHEREAS, Seller is the beneficial and record owner of all of the issued and outstanding membership interests of the Companies (“Membership Interests”);

WHEREAS, Buyer desires to acquire from Seller, and Seller desires to sell to Buyer, all of Seller’s right, title and interest in and to the issued and outstanding Membership Interests on the terms and subject to the conditions set forth herein; and

WHEREAS, the parties desire to enter into, or cause their applicable Affiliates to enter into, the Ancillary Agreements, and to perform, or cause such Affiliates to perform, their obligations thereunder as further described herein.

NOW, THEREFORE, the parties, in consideration of the premises and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE I.
PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 1.01    Purchase and Sale of Membership Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell to Buyer, and Buyer shall purchase from Seller, the Membership Interests, free and clear of all Liens (other than restrictions arising under applicable securities Laws or Gaming Laws).

Section 1.02    Retention of Assets. Notwithstanding anything to the contrary contained in this Agreement, Seller and its Affiliates may retain and use, at its own expense, archival copies of all of the Contracts, books, records and other documents or materials of the Companies, in each case, which (a) are in existence on or prior to the Closing, and (b) either (x) are used in connection with Seller or its Affiliates’ businesses other than the Business or (y) are, in Seller’s reasonable determination, needed by Seller or its Affiliates in connection with the preparation or filing of any Tax Returns or compliance with any other Tax reporting obligations or other obligation under applicable Law, or the defense (or any counterclaim, cross-claim or similar claim in connection therewith) or prosecution of any Proceeding or investigation (including any Tax audit or examination) against or by Seller or any of its Affiliates; provided, that Seller shall, and shall cause its Affiliates to, hold such documents or materials relating to the Business, and all confidential or proprietary information contained therein, confidential pursuant to Section 8.12. Notwithstanding anything to the contrary in the foregoing, subject to Section 12.13, nothing in this Section 1.02 shall permit Seller or its Affiliates to retain any materials that, by so retaining, would cause any attorney-client privileged communications between either of the Companies and their attorneys to lose such privilege.

ARTICLE II.
PURCHASE PRICE

Section 2.01    Purchase Price At the Closing, as consideration for the Membership Interests, Buyer shall deliver or cause to be delivered to Seller (or its designee) by electronic transfer of immediately available funds to an account designated by Seller a cash payment equal to the sum of (a) Two Hundred Thirty Million Dollars ($230,000,000) (the “Base Purchase Price”) plus (b) the Estimated Adjustment (which may be a positive or negative number) minus (c) the Escrow Amount. The Base Purchase Price, together with the Estimated Adjustment (which may be a positive or negative number), is the “Closing Payment.”

Section 2.02    Escrow Amount. In connection with the Closing, on the Closing Date, Buyer shall deliver the Escrow Amount to the Escrow Account held by the Escrow Agent, to be governed by the terms of this Agreement and the Escrow Agreement.

Section 2.03    Tax Withholding. Seller, each Company and Buyer shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement to Seller or any other Person such amounts as are required to be deducted or withheld under the Code, or any provision of applicable Law with respect to the making of such payment. Except with respect to any compensatory payments to an employee, (a) before making any such deduction or withholding, Buyer shall give Seller prior notice of the intention to make such deduction or withholding describing the basis for such deduction or withholding, (b) Buyer shall cooperate with Seller to the extent commercially reasonable in efforts to obtain reduction of or relief from such deduction or withholding and (c) Buyer shall timely remit to the appropriate Governmental Entity any and all amounts so deducted or withheld and timely file all Tax Returns and provide to Seller such information statements and other documents required to be filed or provided under applicable Law with respect to such deduction or withholding. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to Seller or such other Person in respect of which such deduction and withholding were made.

Section 2.04    Allocation    For Tax purposes, the Final Purchase Price (plus any liabilities assumed by Buyer, to the extent properly taken into account under the Code) shall be allocated among the assets of the Companies in accordance with applicable Tax Law, including, to the extent applicable, Section 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or foreign Law, as appropriate) (the “Allocation”). Within one hundred twenty (120) days after the Closing, Buyer shall provide Seller with a draft of the Allocation for Seller’s review, comment and approval. In the event the parties cannot agree on the Allocation within thirty (30) days of providing the draft Allocation, the dispute shall be resolved by the Auditor. The Allocation shall be adjusted to reflect any adjustments between the Closing Payment and the Final Purchase Price, and subsequent adjustments to the Final Purchase Price, pursuant to this Agreement in a manner consistent with the procedures set forth above. Buyer and Seller shall file all Tax Returns (including any IRS Form 8594) consistent with the foregoing Allocation, and shall take no position contrary thereto or inconsistent therewith (including in any audits or examinations by any Tax Authority or any other Proceeding), unless otherwise required by applicable Law or unless the other party consents thereto in writing, which consent shall not be unreasonably withheld or delayed, provided, however, that nothing contained herein shall prevent Buyer (or its Affiliates) or Seller (or its Affiliates) from settling any proposed deficiency or adjustment by any Tax Authority based upon or arising out of the Allocation, and neither Buyer (or its Affiliates) nor Seller (or its Affiliates) shall be required to litigate before any court any proposed deficiency or adjustment by any Tax Authority challenging such Allocation. Buyer and Seller shall cooperate in the filing of any forms (including any IRS Form 8594) with respect to such Allocation, including any amendments to such forms required pursuant to this Agreement with respect to any adjustment to the Final Purchase Price. Not later than thirty (30) days prior to the filing of their respective IRS Form 8594s with respect to the assets of each Company relating to this Transaction, each of Buyer and Seller shall deliver to the other party a copy of its IRS Form 8594s.

ARTICLE III.
WORKING CAPITAL ADJUSTMENT

Section 3.01    Estimated Closing Statement.

(a)Not less than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a written closing statement certified by the Chief Financial Officer of Seller (the “Estimated Closing Statement”) of (i) the Estimated Closing Net Working Capital, including the resulting Estimated Closing Net Working Capital Overage (if any, expressed as a positive number) or Estimated Closing Net Working Capital Shortage (if any, expressed as a negative number), (ii) the Estimated Indebtedness, expressed as a negative number, (iii) the Estimated Transaction Expenses, expressed as a negative number and (iv) Estimated Closing Cash, expressed as a positive number, and including a reasonably detailed calculation of the components of Net Working Capital, Indebtedness, Transaction Expenses and Closing Cash, which Estimated Closing Statement shall be prepared in good faith and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth in Exhibit B.

(b)After delivery of the Estimated Closing Statement, Seller shall, and shall cause the Companies to, (i) reasonably assist Buyer and its Representatives in Buyer’s review of the Estimated Closing Statement, and (ii) give Buyer reasonable access to and copies of the books and records of Seller and the Companies and reasonable access to relevant personnel thereof (including any auditors or accountants) for the purpose of reviewing the Estimated Closing Statement. Such access rights shall be exercised during normal business hours, upon reasonable prior notice and in a manner that does not unreasonably interfere with the operations of the Companies. Seller shall consider in good faith any comments on the Estimated Closing Statement submitted by Purchaser and shall make any mutually agreed upon changes to the Estimated Closing Statement in response thereto, which version shall be delivered to Buyer at least one (1) Business Day prior to the Closing Date and shall be used at Closing as the basis for determining the Estimated Adjustment; provided, that if the parties do not mutually agree upon the calculations to be included in the Estimated Closing Statement, Seller’s calculations shall be used at the Closing as the basis for determining the Estimated Adjustment.

(c)The sum of the Estimated Closing Net Working Capital Overage (if any), the Estimated Closing Net Working Capital Shortage (if any), the Estimated Indebtedness, the Estimated Transaction Expenses and the Estimated Closing Cash set forth on the Estimated Closing Statement shall increase the Closing Payment (if such sum is a positive number) or reduce the Closing Payment (if such sum is a negative number) pursuant to Section 2.01. The aggregate amount of such increase or reduction to the Closing Payment, as applicable, is referred to as the “Estimated Adjustment”.

(d)At 12:01 a.m. Pacific Time on the Closing Date (or at such other day or time as mutually agreed by Buyer and Seller), the Companies shall conduct a physical count of all Cage Cash (and any other Cash required to be counted in connection with the Transaction by any Gaming Authority) held by the Companies, their Subsidiaries and the Casinos (the “Cash Count”). The Cash Count shall be conducted in accordance with the policies, procedures and methodologies mutually agreed by the parties and otherwise as set forth in this Section 3.01(d). Each of Buyer and Seller shall be entitled to have Representatives present during the Cash Count, which Representatives shall have full access to the Cash Count proceedings and cooperate in good faith to resolve any disputes regarding the conduct of the Cash Count. The results of the

Cash Count shall, absent manifest error, be binding on the Parties for the purpose of determining the Closing Cash.

Section 3.02    Final Adjustments.

(a)Not more than sixty (60) days after the Closing Date, Buyer shall prepare and deliver to Seller a written statement certified by the Chief Financial Officer of Buyer (the “Final Closing Statement”) of the Final Closing Net Working Capital, including the resulting Final Closing Net Working Capital Overage (if any) or Final Closing Net Working Capital Shortage (if any), the Final Indebtedness, the Final Transaction Expenses and the Final Closing Cash, and including a reasonably detailed calculation of the various amounts of each component of Net Working Capital, Indebtedness, Transaction Expenses and Closing Cash, which Final Closing Statement shall be prepared in good faith and on a basis consistent with the preparation of the Financial Information and the calculation of Net Working Capital set forth in Exhibit B. Calculations, estimates, amounts and other information used by Buyer to prepare the Final Closing Statement shall not reflect or take into account developments between the Closing Date and the date of preparation or completion of the Final Closing Statement except for any conditions that existed prior to the Closing Date. Any such amounts determined to be payable pursuant to the Final Closing Statement shall be paid to either Seller (in the case of an increase to the Closing Payment) or Buyer (in the case of a decrease to the Closing Payment) pursuant to Section 3.02(d) (the “Final Adjustment”). The Closing Payment, as adjusted by the Final Adjustment, is referred to as the “Final Purchase Price”.

(b)If Seller disagrees in whole or in part with the calculation of any amounts on the Final Closing Statement, Seller shall, within thirty (30) days after its receipt of the Final Closing Statement, notify Buyer of such disagreement in writing, setting forth in detail the particulars of such disagreement. Any amounts on the Final Closing Statement not disputed in writing by Seller within thirty (30) days after receipt of the Final Closing Statement shall be final, binding and conclusive for purposes of this Agreement. Buyer will provide Seller reasonable access to the Companies’ books and records (including work papers and source documents) and relevant personnel (including the Companies’ auditors, accountants and other consultants) not otherwise available to Seller as a result of the Transaction, to the extent reasonably related to Seller’s review of the Final Closing Statement. If any such notice of disagreement is timely provided, Buyer and Seller shall use commercially reasonable efforts for a period of ten (10) Business Days (or such longer period as they may mutually agree) to, in good faith, attempt to resolve any disagreements with respect to the calculation of any amounts set forth in the Final Closing Statement. If, at the end of such period, the parties are unable to fully resolve the disagreements, the parties shall refer the matter to Pricewaterhouse Coopers LLP (the “Auditor”) to resolve any remaining disagreements. The Auditor shall be instructed to (i) consider only such matters as to which there is a disagreement and will not assign any value to any item greater than the greatest value claimed for such item by either Seller or Buyer or less than the smallest value claimed for such item by either Seller or Buyer, (ii) determine, as promptly as practicable, whether the disputed amounts set forth in the Final Closing Statement were prepared in accordance with the standards set forth in this Agreement, and (iii) deliver, as promptly as practicable, but in any event within forty-five (45) days of the end of such 10-Business Day period (or such longer period as the parties may have mutually agreed), to Seller and Buyer its determination in writing. The resolution for each disputed item contained in the Auditor’s determination shall be made subject to the definitions and principles set forth in this Agreement. Seller and Buyer shall bear their own expenses in the preparation and review of the Estimated Closing Statement and Final Closing Statement, except that the fees and expenses of the Auditor shall be paid one-half by Buyer and one-half by Seller. The determination of the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer, Seller or their respective Affiliates, absent manifest error or fraud by Buyer, Seller or the Auditor. The date on which an amount set forth on the Final

Closing Statement is finally determined in accordance with this Section 3.02(b) is hereinafter referred to as the “Determination Date.”

(c)In the event the Auditor refuses engagement under this Section 3.02, Buyer and Seller shall mutually agree on another nationally recognized firm of certified public accountants having no material relationship with the Companies, Buyer, Seller or their respective Affiliates to resolve any disputes regarding the Final Closing Statement according to Section 3.02(b). If within thirty (30) days, Buyer and Seller fail to mutually agree on such firm, Buyer and Seller shall thereafter cause the American Arbitration Association to appoint the firm, and in making its determination with respect to such appointment, the American Arbitration Association shall take into account, and attempt to avoid appointing an accounting firm with any significant preexisting relationship with any of the Companies, Buyer or Seller or their respective Affiliates. The firm selected in accordance with this Section 3.02(c) shall be the “Auditor” for the purposes of this Agreement.

(d)If the Final Adjustment is less than the Estimated Adjustment, then within two (2) Business Days after the Determination Date, Seller shall pay Buyer such shortfall, via wire transfer of immediately available funds to an account designated in writing by Buyer. If the Final Adjustment is greater than the Estimated Adjustment, then within two (2) Business Days after the Determination Date, Buyer shall pay Seller such excess, via wire transfer of immediately available funds to an account designated in writing by Seller. If there is no difference between the Final Adjustment and Estimated Adjustment, then there will be no adjustment to the Closing Payment pursuant to this Section 3.02.

Section 3.03    Accounts Receivable; Accounts Payable; Deposits

(a)Accounts Receivable. After the Closing, Seller shall promptly deliver to Buyer any cash, checks or other property that it or any of its Affiliates receive to the extent relating to the Accounts Receivable of the Business. After the Closing, Buyer shall promptly cause the Companies to deliver to Seller any cash, checks or other property that the Companies or their Subsidiaries receive to the extent relating to any Accounts Receivable not related to the Business. Neither party nor its Affiliates shall agree to any settlement, discount or reduction of the Accounts Receivable belonging to the other party. Neither party nor its Affiliates shall assign, pledge or grant any security interest in the Accounts Receivable of the other party.

(b)Accounts Payable. Each party and its Affiliates will promptly deliver to the other a true copy of any invoice, written notice of accounts payable or written notice of a dispute as to the amount or terms of any accounts payable received from the creditor of such accounts payable to the extent such accounts payable is owed by the other party. Should either party discover it has paid an accounts payable belonging to the other party, then Buyer or Seller, as applicable, shall provide written notice of such payment to the other party and the other party shall promptly reimburse the party that paid such accounts payable all amounts listed on such notice.

(c)Customer Deposits. Customer Deposits received by the Companies or their Subsidiaries relating to rooms, services and/or events relating to the period from and after the Closing shall be retained by the Companies at the Closing and included in the calculation of the Estimated Net Working Capital and Final Closing Net Working Capital. Prior to the Closing, Seller shall cause all Customer Deposits relating to the period from and after the Closing to be in the possession of the Companies or their Subsidiaries (and as such not in the possession of Seller). “Customer Deposits” include all security and other deposits, advance or pre-paid rents or other amounts and key money or deposits (including any interest thereon).

ARTICLE IV.
CLOSING

Section 4.01    Time and Place. Unless this Agreement is earlier terminated pursuant to Article X, the closing of the Transaction, including the purchase and sale of the Membership Interests (the “Closing”), shall take place at 10:00 a.m., Eastern Time, on either (i) if the satisfaction or waiver (to the extent legally permissible) by the applicable party of the conditions set forth in Article IX (other than those conditions to be satisfied or waived (to the extent legally permissible) at or upon the Closing) occurs on a date that is more than ten (10) days from the beginning of the next calendar month, then the date that is three (3) Business Days following such satisfaction or waiver or (ii) if the satisfaction or waiver (to the extent legally permissible) by the applicable party of the conditions set forth in Article IX (other than those conditions to be satisfied or waived (to the extent legally permissible) at or upon the Closing) occurs on a date that is ten (10) days or less from the beginning of the next calendar month, then on the first Business Day of such next calendar month, at the Los Angeles offices of Latham & Watkins LLP located at 355 South Grand Avenue, Los Angeles, California, unless another time, date or place is agreed to in writing by Buyer and Seller (the “Closing Date”), to be effective as of 12:01 a.m., Pacific Time, on the Closing Date.

Section 4.02    Deliveries and Actions by the Companies and Seller at Closing. At or prior to the Closing, the Companies and/or Seller shall deliver, or shall cause to be delivered, to Buyer:

(a)Seller Certificate. The certificate required by Section 9.02(a).

(b)Membership Interests. An Assignment of Membership Interests substantially in the form attached as Exhibit A (the “Assignment of Membership Interests”) conveying to Buyer all of the Membership Interests.

(c)Resignations. Resignations, effective as of the Closing Date, of (i) all directors of the Companies and (ii) those officers of the Companies as Buyer may request in writing no less than five (5) Business Days prior to the Closing Date.

(d)Good Standing Certificates. A certificate of good standing of Seller and each of the Companies in each case, issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State in which Seller or each Company, as applicable, is incorporated or organized.

(e)Secretary’s Certificates. A certificate of the secretary of Seller and each Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying as to: (i) the Governing Documents of Seller and the Companies, (ii) that there have been no amendments to such Governing Documents and that such Governing Documents are in full force and effect as of the Closing Date, (iii) the resolutions of the board of directors, or the equivalent governing body if Seller or any Company is not a corporation, of Seller and each Company authorizing the Transaction and the execution, delivery and performance of this Agreement and each Ancillary Agreement to which Seller or any Company is a party, and (iv) specimen signatures and incumbency of all officers of Seller and the Companies authorized to execute this Agreement and each Ancillary Agreement.

(f)Payoff Letters; Release of Guarantees; UCC-3 Termination Statements. Letters or releases, in form and substance reasonably satisfactory to Buyer, either (i) evidencing that all Indebtedness of the Companies and their Subsidiaries will be paid in full at the Closing upon the payment of the amount set forth in such letter or (ii) otherwise providing that the Companies and their Subsidiaries will be released from such Indebtedness upon the Closing, and, in each case, authorizing the Companies, Buyer or any of their respective agents to file at the Closing UCC-3 termination (or in the case of Seller, amendment) or any other applicable lien termination document (or obligating the holder of such liens to do so) with respect to any Lien associated with such Indebtedness (including Liens on the Membership Interests securing any Indebtedness of Seller).

(g)Title Affidavits. Such affidavits as the Title Insurer may reasonably require in order to omit from the New Title Policies all exceptions for parties in possession claiming through Seller, the Companies or their respective Subsidiaries other than under the rights to possession granted under the Third Party Leases and such other affidavits as the Title Insurer may reasonably require to issue a non-imputation endorsement for each New Title Policy.

(h)FIRPTA Certificate. A properly completed and executed certificate of non-foreign status of Seller satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2).

(i)Other Documents. Any other documents, instruments or agreements which are reasonably requested by Buyer that are necessary to consummate the Transaction and have not previously been delivered

Section 4.03    Deliveries and Actions by Buyer at Closing. At or prior to the Closing, Buyer shall deliver to Seller:

(a)Closing Payment. The Closing Payment by wire transfer of immediately available funds to an account designated by Seller; provided, however, that Seller may direct Buyer to pay a portion of the Closing Payment to lenders to repay outstanding Indebtedness of the Companies or their Subsidiaries.

(b)Buyer Certificate. The certificate required by Section 9.03(c).

(c)Good Standing Certificates. A certificate of good standing of Buyer, issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State in which Buyer is incorporated or organized.

(d)Secretary’s Certificates. A certificate of the secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, certifying as to: (i) the Governing Documents of Buyer, (ii) that there have been no amendments to such Governing Documents and that such Governing Documents are in full force and effect as of the Closing Date, (iii) the resolutions of the board of directors, or the equivalent governing body if Buyer is not a corporation, of Buyer authorizing the Transaction and the execution, delivery and performance of this Agreement and each Ancillary Agreement to which Buyer is a party, and (iv) specimen signatures and incumbency of all officers of Buyer authorized to execute this Agreement and each Ancillary Agreement.

(e)Other Documents. Any other documents, instruments or agreements which are reasonably requested by Seller that are necessary to consummate the Transaction and have not previously been delivered.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows, except as expressly set forth herein and in the corresponding section of the disclosure letter with respect to the representations and warranties of Seller contained in this Article V delivered by Seller to Buyer herewith (the “Seller Disclosure Letter”). The Seller Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement and the disclosure in any section or subsection shall, to the extent reasonably apparent on its face that the matter disclosed is relevant to another section or subsection in this Article V, qualify such other section or subsection.

Section 5.01    Organization of Seller. Seller is duly organized or incorporated, as applicable, and validly existing under the laws of its state of organization or incorporation, as applicable, and has all requisite power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Companies are wholly-owned Subsidiaries of Seller.

Section 5.02    Authority; No Conflict; Required Filings and Consents.

(a)Seller has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party and to consummate the Transaction and perform its obligations hereunder and thereunder. Seller’s execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by Seller of the Transaction and performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of Seller. This Agreement has been, and each Ancillary Agreement will be at or prior to the Closing, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)The execution and delivery by Seller of this Agreement and each Ancillary Agreement to which it is a party does not, and the consummation by Seller of the Transaction and the compliance by Seller with any provisions hereof or thereof will not, (i) materially conflict with or result in any material violation or material default under (with or without notice or lapse of time, or both), or require a consent or waiver under, (A) any provision of the Governing Documents of Seller, or (B) any Material Contract to which Seller is a party, (ii) result in the creation of any Lien (other than Permitted Liens) on any of the Purchased Assets pursuant to any Contract to which any Seller is a party, or (iii) subject to the governmental filings and other matters referred to in Section 6.02(c), violate any Permit, Order or Law applicable to Seller.

(c)No Permit or Order or authorization of, or registration or filing with, any Governmental Entity, is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the Ancillary Agreements by Seller, the compliance by Seller with any of the provisions hereof or thereof, or the consummation by Seller of the transactions to which it is a party that are contemplated hereby, except for (i) any approvals and filing of notices required under the Gaming Laws and (ii) filings and other application requests under the HSR Act.

Section 5.03    Title to Membership Interests. Seller is the record and beneficial owner of all Membership Interests, free and clear of all Liens (other than Permitted Liens securing Indebtedness of Seller) or any other restrictions on transfer other than restrictions on transfer arising under applicable securities Laws and Gaming Laws. Neither Seller nor any other Person is the record or beneficial owner of any membership interest in the Companies, other than the Membership Interests. Upon the Closing, (a) Seller will deliver to Buyer good, valid, and marketable title to such Membership Interests, free and clear of any Liens (other than restrictions arising under applicable securities Laws or Gaming Laws), and (b) neither Seller nor any other Person (other than Buyer) will own any of, or have any interest in, the Membership Interests or any other equity interest in either of the Companies. Prior to the date hereof, Seller has not, and immediately prior to the Closing, Seller will not have, other than the Permitted Liens granted to the Lenders under its existing credit facilities as in effect on the date of this Agreement to secure Indebtedness of Seller, transferred any interest or right in the Membership Interests or in any Company to any Person (other than Buyer) or granted any other Person (other than Buyer) any option to purchase or any other rights of any nature whatsoever in or to any of the Membership Interests. Seller is not a party to any voting trust, proxy, or any other similar agreement with respect to the Membership Interests or any membership interest in any Subsidiary of the Companies.

Section 5.04    Litigation. There is no material Proceeding against Seller, pending or, to Seller’s Knowledge, threatened against, Seller before any Governmental Entity, nor, to the Seller’s Knowledge, as of the date of this Agreement, is there any reasonable basis for any claim that would have or would reasonably be expected to have an adverse effect on Seller’s ability to perform its obligations under this Agreement or the other Ancillary Agreements to which Seller is a party or to consummate the transactions contemplated hereby or thereby.

ARTICLE VI.
RERESENTATIONS AND WARRANTIES WITH RESPECT TO THE COMPANIES

Seller hereby represents and warrants to Buyer, as of the date hereof and as of the Closing, as follows, except as expressly set forth herein and in the corresponding section of the disclosure letter with respect to the representations and warranties of Seller contained in this Article VI, delivered by Seller to Buyer herewith (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement and the disclosure in any section or subsection shall, to the extent reasonably apparent on its face that the matter disclosed is relevant to another section or subsection in this Article VI, qualify such other section or subsection.

Section 6.01    Organization of the Companies; Capitalization.

(a)Each of the Companies and their Subsidiaries is duly organized and validly existing under the laws of its state of organization, and has all requisite power and authority to own, lease and operate its assets and to carry on the Business as now being conducted. The Companies have no Subsidiaries other than those listed in Section 6.01 of the Company Disclosure Letter. Each of the Companies and their Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, and the State of each such qualification is set forth on Section 6.01(a) of the Company Disclosure Letter.

(b)Section 6.01(b) of the Company Disclosure Letter lists every state or foreign jurisdiction in which any of the Companies or their Subsidiaries has facilities, maintains an office, owns any material tangible assets or has any employees.

(c)All of the membership interests and capital stock of the Companies and each of their Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws. All of the membership interests and capital stock of the Companies and each of their Subsidiaries are directly (in the case of the Companies) or indirectly (in the case of the Companies’ Subsidiaries) owned beneficially and of record by Seller. No Person has any rights in, or rights to acquire from any of the Companies or any of their Subsidiaries, any other equity related interests of the Companies or such Subsidiaries or any other securities convertible into, or exercisable or exchangeable for, equity interests of the Companies or such Subsidiaries. There are no outstanding options, warrants or other securities or subscription, preemptive or other rights convertible into or exchangeable or exercisable for any equity or voting interests of the Companies or any of their Subsidiaries and there are no “phantom stock” rights, stock appreciation rights or other similar rights with respect to the Companies or such Subsidiaries.

(d)Neither of the Companies nor any of their Subsidiaries is under any contractual obligation to register under the Securities Act of 1933, as amended, any membership interest or any other securities of the Companies or any of their Subsidiaries.

(e)Neither of the Companies has since the date of its organization repurchased, redeemed or otherwise reacquired (or agreed, committed or offered (in writing or otherwise) to repurchase, redeem or otherwise reacquire) any of its membership interests.

(f)There are no membership interests or any other form of equity of the Companies or their Subsidiaries reserved for issuance. There are no outstanding subscriptions, options, warrants, rights or other agreements or commitments to issue, grant, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any membership interests or any other form of equity of the Companies or their Subsidiaries to any Person.

(g)Section 6.01(g) of the Company Disclosure Letter sets forth a list, as of the date hereof, of all Indebtedness owed by either of the Companies or any of their Subsidiaries (including any guarantees of a Company or its Subsidiaries) and the outstanding amount of such Indebtedness as of the date hereof.

Section 6.02    Authority; No Conflict; Required Filings and Consents.

(a)Seller has made available to Buyer an accurate and complete copy of the Governing Documents of the Companies and each of their Subsidiaries, each as amended as of the date hereof and in full force and effect as of the date hereof. No Company has violated its Governing Documents in any material respect. Each Company has all requisite power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to consummate the Transaction and to perform each of its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. Each Company’s execution and delivery of this Agreement and each Ancillary Agreement to which any Company is a party and the consummation by each Company of the Transaction have been duly authorized by all necessary action on the part of each Company. This Agreement has been, and each Ancillary Agreement to which any Company is a party will be at or prior to Closing, duly executed and delivered by each Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each such Ancillary Agreement, when so executed and delivered, will constitute the valid and binding obligations of the Companies, enforceable against the Companies in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)Except as set forth in Section 6.02(b) of the Company Disclosure Letter, the execution and delivery by the Companies of this Agreement and each Ancillary Agreement to which any Company is a party, the consummation by each Company of the Transaction, and the compliance of each Company with any provisions hereof or thereof, does not and will not, (i) materially conflict with or result in any material violation of or material default under (with or without notice or lapse of time, or both), or require a consent or waiver under, or give rise to a right of notice, termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, or result in the imposition or creation of any

Lien (other than a Permitted Lien) upon the Membership Interests or any of the Companies’ or any of their Subsidiaries’ properties or assets (tangible or intangible) under, (A) any provision of the Governing Documents of the Companies, or (B) any Material Contract to which any Company is a party, or (ii) subject to the governmental filings and other matters referred to in clause (c) hereof, materially violate any Permit, Order or Law applicable to any Company.

(c)No Permit, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to either Company in connection with the execution and delivery of this Agreement or the Ancillary Agreements by the Companies, the compliance by the Companies with any of the provisions hereof or thereof, or the consummation by any Company of the transactions to which it is a party that are contemplated hereby or thereby, except for any approvals and filing of notices required under the Gaming Laws.

Section 6.03    Financial Statements.

(a)Section 6.03 of the Company Disclosure Letter contains true and complete copies of the unaudited financial statements of Cannery as of and for the years ended December 31, 2014 and December 31, 2015, the unaudited financial statements of Eastside as of and for the years ended December 31, 2014 and December 31, 2015, the unaudited financial statements of Cannery as of and for the three month period ended March 31, 2016 and the unaudited financial statements of Eastside as of and for the three month period ended March 31, 2016 (collectively, the “Financial Information”). Except as noted therein, the Financial Information was prepared on a basis consistent with the audited financial statements of Seller and the Financial Information (as specifically defined in the immediately preceding sentence) fairly presents, in all material respects, the financial position and results of operations of the Companies as of such dates and for such periods.

(b)Neither the Companies nor their Subsidiaries has any Liability, other than (a) Liabilities to the extent shown on the Financial Statements or disclosed in the notes thereto and (b) Liabilities incurred in the Ordinary Course of Business. The books and records of the Company in all material respects are complete and correct, and represent actual, bona fide transactions.

(c)The Companies and their Subsidiaries maintain a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets that could have a material effect on the Companies’ or their Subsidiaries’ financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)None of the Companies nor any of their Subsidiaries has received from its independent auditors any oral or written notification of a (x) “significant deficiency” or (y) “material weakness” in its internal controls.

(e)All of the accounts receivable of the Companies and their Subsidiaries represent bona fide transactions that arose in the Ordinary Course of Business and are carried at values determined in accordance with GAAP consistently applied. Any allowance for collection losses was established in the Ordinary Course of Business in accordance with GAAP. No Person has any Lien (other than a Permitted Lien) on any accounts receivable of either of the Companies or any of their Subsidiaries, and, other than in the Ordinary Course of Business, no request or agreement for deduction or discount has been made with respect to any such accounts receivable.

(f)Section 6.03(f) of the Company Disclosure Letter sets forth an accurate and complete breakdown of (i) the outstanding accounts payable and accrued expenses of each Company as of March 31, 2016; and (ii) any customer deposits or other deposits held by each Company as of March 31, 2016.

(g)All outstanding accounts payable of each of the Companies and their Subsidiaries represent valid obligations arising from bona fide purchases of assets or services, which assets or services have been delivered to the applicable Company or its Subsidiary to the extent such delivery is required by the Contract governing the provision of such assets or services. Since January 1, 2016, each of the Companies and their Subsidiaries has paid all of its accounts payables in the Ordinary Course of Business and has not delayed or renegotiated payment of, or refused to pay, any of its accounts payables, except in the Ordinary Course of Business.

Section 6.04    Taxes.

(a)The Companies and their Subsidiaries have timely filed or caused to be filed (taking into account any extension of time within which to file) with the appropriate Tax Authorities all income Tax Returns and other material Tax Returns required to be filed by, or with respect to, each such entity and all such Tax Returns are complete and accurate in all material respects. The Companies and their Subsidiaries have timely paid or have had paid on their behalf all Taxes shown as due and owing on such Tax Returns or on subsequent assessments with respect thereto, and no other material Taxes are due and payable by the Companies or their Subsidiaries with respect to any period ending prior to the date of this Agreement. The amount of the Companies’ and their Subsidiaries’ unpaid Taxes for all taxable periods (including portions thereof) ending on or prior to March 31, 2016 will not materially exceed the amount of the reserve for Taxes reflected in the Financial Information. Since March 31, 2016, neither the Companies nor their Subsidiaries have incurred any material liability for Taxes as a result of transactions outside the Ordinary Course of Business.

(b)There are no Proceedings with any Tax Authority presently ongoing or pending in respect of any material Taxes of the Companies or their Subsidiaries, and no audit of any Tax Return of the Companies or their Subsidiaries has been threatened in writing by any Tax Authority. There are no material deficiencies for Taxes with respect to the Companies or their Subsidiaries that have been claimed, proposed or assessed in writing by any Tax Authority, which deficiencies have not yet been settled, except for such deficiencies that are being contested in good faith by appropriate Proceedings and as to which adequate reserves have been established. No written claim has ever been made by any Tax Authority in a jurisdiction where any of the Companies or their Subsidiaries does not file Tax Returns that any of them is or may be subject to taxation by that jurisdiction.

(c)There are no outstanding waivers extending the statute of limitation relating to a Tax assessment or deficiency of the Companies or their Subsidiaries.

(d)There are no Liens for Taxes upon the assets or properties of the Companies other than Permitted Liens.

(e) There are no Tax allocation or sharing agreements, Tax indemnity agreements or similar arrangements involving, on the one hand, the Companies or any of their Subsidiaries and, on the other hand,

a Person other than the Companies or any of their Subsidiaries, except for customary gross-up or indemnification provisions in credit agreements, derivatives, leases or similar commercial agreements entered into in the Ordinary Course of Business.

(f)The Companies and their Subsidiaries have withheld and paid to the applicable Tax Authorities all material amounts required to be withheld from amounts owing to any employee, creditor, shareholder, independent contractor or third party.

(g)Each Company and each of their Subsidiaries is, and has been at all times since its inception, properly classified as an entity disregarded as separate from Seller for U.S. federal income tax purposes.

(h)As of the Closing, no amount or benefit that will be received as a result of or in connection with the execution and delivery of this Agreement or the consummation of the Transaction (whether alone or in connection with any other event) by any employee, officer, director or other service provider of the Companies or any of their Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) with respect to any such entity could reasonably be expected to be an “excess parachute payment” or not be deductible, in each case, under Section 280G of the Code. No Employee Benefit Plan or Contract provides for the gross-up, reimbursement or indemnification of any Taxes imposed by Section 4999 of the Code.

(i)Neither the Companies nor any of their Subsidiaries has any liability for Taxes of any other person, whether by reason of the application of Treasury Regulation Section 1.1502-6 (or similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

Section 6.05    Real Property.

(a)The Companies or their Subsidiaries have fee title to the Real Property described in Section 6.05(a) of the Company Disclosure Letter (collectively, including all land, and all interests in buildings, structures, improvements and fixtures located thereon, “Owned Real Property”), and the Real Property so described (together with the easements and other rights and interests appurtenant thereto) constitutes all of the Real Property owned by the Companies or their Subsidiaries or used in connection with the Business other than as set forth in Section 6.05(b). Section 6.05(a) of the Company Disclosure Letter sets forth a complete list of the applicable owner of record and all addresses and tax parcel numbers for each parcel of Owned Real Property, together with a list of the Existing Title Policies and Title Commitments. With respect to each parcel of the Owned Real Property: (i) a Company (as applicable) has good and insurable fee simple title to the Owned Real Property except for the Permitted Liens and is in lawful possession of the Owned Real Property, (ii) there are no outstanding options, rights of first offer, rights of reverter, or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, and (iii) other than Third Party Leases, neither Company is a party to any Contract for the purchase, sale, exchange, or transfer of any interest in the Owned Real Property.

(b)All Real Property leased by the Companies or their Subsidiaries and all Real Property leased by Seller and used in the Business (the “Leased Real Property”) is described in Section 6.05(b) of the Company Disclosure Letter, including, without limitation, all Real Property ground leased by the Companies or their Subsidiaries and all Real Property ground leased by Seller and used in the Business (the “Ground Leased Property”). None of the Companies or their Subsidiaries use or occupy any real property other than the Real Property identified in Sections 6.05(a) and Section 6.05(b)of the Company Disclosure Letter and, in each case, any easements and other rights in interests appurtenant thereto. Section 6.05(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Leased Real Property, including the date of each lease (each, a “Lease”). Seller has made available to Buyer true, correct and complete copies of each Lease in Seller’s (or applicable Company’s) possession. To Seller’s Knowledge, each Company that is party to a Lease is in lawful possession of the Leased Real Property, subject only to Permitted Liens. With respect to the Leases: (i) to Seller’s Knowledge all Leases are in full force and effect in accordance with their terms; (ii) as of the date of this Agreement, none of the Companies nor Seller nor, to Seller’s Knowledge, any other party to any Lease is in breach or default under any Lease; (iii) to Seller’s Knowledge, no event has occurred which, with notice or lapse of time, would constitute such a breach or default or permit termination, modification, or acceleration of rent under any Lease.

(c)Section 6.05(c) of the Company Disclosure Letter is a complete and accurate list as of the Effective Date of all leases, licenses and other agreements which permit any third party to use or occupy any portions of the Real Property (excluding hotel rooms, meeting rooms, banquet rooms and other hotel/casino facilities in the Ordinary Course of Business) (the “Third Party Leases”), including a complete, accurate and current rent roll (including but not limited to any security deposits) for the Third Party Leases (the “Rent Roll”). The Rent Roll sets forth any arrearages in the payment of rent thereunder as of the date of the Rent Roll. Except for the Third Party Leases, as of the Effective Date, none of the Companies has either leased or otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof except for licensing of hotel, meeting and banquet rooms and other hotel/casino facilities in the Ordinary Course of Business. As of the Effective Date, to Seller’s Knowledge, each Third Party Lease is valid, binding, enforceable and in full force and effect in accordance with its terms. Seller has made available to Purchaser complete and accurate copies of each Third Party Lease as of the Effective Date. Each Company is in material compliance with all Laws with respect to all security deposits it has received. To Seller’s Knowledge, no Company owes or will owe any brokerage commissions in respect of the Third Party Leases.

(d)Except as set forth in Section 6.05(d) of the Company Disclosure Letter or in the Existing Title Policies and Title Commitments set forth in Section 6.05(a) of the Company Disclosure Letter, no Owned Real Property is subject to any Lien that is not a Permitted Lien.

(e)There are no condemnation proceedings or eminent domain proceedings pending or, to Seller’s Knowledge, threatened against any Real Property.

(f)Neither Seller nor the Companies has received any written notice of any material default under any covenant, easement or restriction affecting or encumbering any Real Property or any portion thereof that remains outstanding and uncured as of the date hereof.

(g)Other than pursuant to this Agreement, neither Seller nor the Companies has entered into any currently effective Contract for the sale of any Real Property or any portion thereof.

(h)As of the Effective Date, the use of all buildings, structures, fixtures, fences, walls, paving, parking areas, driveways, walkways, plazas, landscaping, permanently affixed utility systems and other improvements existing, located on or attached to the Real Property (collectively, the “Improvements”) is, and the Improvements themselves are, in substantial conformity with or excused from conformity with, all applicable zoning laws, and neither Seller nor the Companies has received written notice of a material violation thereof. As of the Effective Date, neither Seller nor the Companies has received written notice of any currently proposed or pending assessment on the Real Property for public improvements or otherwise.

(i)Seller has made available to Buyer complete copies of the most recent surveys and licenses, title insurance policies in Seller’s possession with respect to the Real Property.

(j)No Real Property is in a designated wetland, flood plain or flood insurance area, including, without limitation, any area determined by the Department of Housing and Urban Development to be in a flood zone under the Federal Flood Protection Act of 1973.

(k)The Companies use the Real Property and the Improvements in material compliance with applicable Laws.

(l)Neither Company has exercised any currently existing options to purchase any real property, including, without limitation, any Leased Real Property.

Section 6.06    Intellectual Property.

(a)Section 6.06(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of the (i) patents and patent applications, (ii) trademarks, service marks and trade name registrations and applications for registration thereof, (iii) copyright registrations and applications for registration thereof, and (iv) internet domain name registrations and applications or filings for registrations thereof, in each case that are owned by the Companies or any of their Subsidiaries, including for each item listed, as applicable, the owner, the jurisdiction, the application number, the registration number, the filing date, the issuance/registration date, and for each domain name registration, the applicable domain name registrar, the name of the registrant (collectively “Registered Company Intellectual Property”). Section 6.06(a) of the Company Disclosure Letter also sets forth a list of any unregistered service marks or trademarks used by the Companies or any of their Subsidiaries. None of the Registered Company Intellectual Property is subject to any interference, derivation, reexamination (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review) cancellation, or opposition proceeding.

(b)The Companies or any of their Subsidiaries are the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens (other than Permitted Liens). All Licensed IP material to the conduct of the Business is validly licensed to the Companies or their Subsidiaries. The Owned Company IP and the Licensed IP constitute all of the Intellectual Property necessary and sufficient to enable the Company and its Subsidiaries to conduct the Business as currently conducted in all material respects. The Company Intellectual Property owned by or exclusively licensed to the Companies or any of their Subsidiaries is, to the Knowledge of Seller, valid and enforceable.

(c)To Seller’s Knowledge, neither the conduct of the Business nor any Company Offering has been or is (i) infringing (or inducing infringement), misappropriating, diluting, using without authorization, or otherwise violating any Intellectual Property of any third Person, or (ii) constituting unfair competition with respect to assertions of intellectual property infringement.

(d)The Companies and their Subsidiaries have not received any written (or, to the Knowledge of Seller, unwritten) notice from any Person alleging any infringement, misappropriation, misuse, dilution, or violation of rights in Intellectual Property, unfair competition concerning rights in Intellectual Property or unauthorized use or disclosure of any Company Intellectual Property. To Seller’s Knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Intellectual Property owned by or exclusively licensed to the Companies or any of their Subsidiaries, or Company Offering, and neither the Companies nor their Subsidiaries have made any written claim against any Person alleging any of the foregoing.

(e) The Companies and each of their Subsidiaries have taken commercially reasonable measures to protect all material Proprietary Information of the Companies or any of their Subsidiaries, as well as all

Proprietary Information of any third Person with respect to which the Companies or any of their Subsidiaries have a confidentiality obligation.

(f)Neither this Agreement nor the Transactions will result in (i) the loss or impairment of any right of the Companies or any of their Subsidiaries to own, use, practice or otherwise exploit any Intellectual Property material to the conduct of the Business as currently conducted, or (ii) any of the Company, their Subsidiaries or Buyer (or any affiliate of Buyer) granting to any Person any ownership interest in, or any license, covenant not to sue, assignment, immunity, release, authorization, permission or any other right, permission or other right under any Intellectual Property of any of the Companies or their Subsidiaries. Neither this Agreement nor the Transactions will, pursuant to any Contract to which the Companies or any of their Subsidiaries is a party or otherwise bound, result (or purport to result) in Buyer or its Intellectual Property being encumbered by or subject to any restriction on the operation of its business, including but not limited to exclusive rights or non-competition restrictions.

(g)Since January 1, 2013, (i) there has been no failure with respect to any IT Systems that has had a material effect on the operations of the Companies or any of their Subsidiaries and (ii) to Seller’s Knowledge, there has been no unauthorized access to or use of any IT Systems (or any Software, information or data stored on any IT Systems).

(h)To Seller’s Knowledge, all use of the Social Media Accounts by the Companies or their Subsidiaries complies with and has complied with all (i) terms and conditions and other Contracts applicable to such Social Media Accounts to which the Companies or any of their Subsidiaries is a party or is otherwise bound and (ii) applicable Law.

Section 6.07    Agreements, Contracts and Commitments.

(a)Except for Contracts that are terminable by the Companies, their Subsidiaries or Seller (as applicable) upon sixty (60) days’ notice or less without penalty and further except for any Employee Benefit Plans, Section 6.07(a) of the Company Disclosure Letter sets forth as of the date of this Agreement, a complete, accurate and current list of any Contract of the following type to which any of the Companies or their Subsidiaries, or solely with respect to subsections (xxiii) and (xxiv) Seller (as applicable), is a party (collectively the “Material Contracts”):

(i)any Contract providing for aggregate annual payments to or by the Companies or their Subsidiaries in excess of One Hundred Thousand Dollars ($100,000), other than Gaming Equipment Contracts;

(ii)any Contract which may not be terminated by the Companies or any of their Subsidiaries within twelve (12) months from the date of this Agreement without the Companies or any of their Subsidiaries being obligated to pay any penalty, premium or additional payments in amounts greater than One Hundred Thousand Dollars ($100,000) in respect of such Contract;

(iii)any dealer, distributor, sales representative or similar Contract under which any third party is authorized to sell, license, sublicense, lease, distribute, market or take orders for any Company Offering or Company Intellectual Property;

(iv)any Contract that (A) provides for the assignment or other transfer to or by the Companies or any of their Subsidiaries from or to any other Person, of any ownership interest in Intellectual Property; (B) includes any grant of an Intellectual Property License to any other Person by the Companies or any of their Subsidiaries; or (C) includes any grant of an Intellectual Property License to the Companies or any of their Subsidiaries by any other Person (other than, with respect to this subsection (C) only, Non-Negotiated Vendor Contracts and Gaming Equipment Contracts that are not otherwise required to be listed as Material Contracts);

(v)any Contract that relates to a partnership, joint venture or joint development arrangement with any other Person;

(vi)any Contract that grants to any Person the right to occupy (except pursuant to reservations made in the Ordinary Course of Business) any portion of the Real Property;

(vii)any Contract providing for aggregate payments to or by the Companies or their Subsidiaries in excess of One Hundred Thousand Dollars ($100,000) with respect to advertising or traffic distribution;

(viii)any Contract providing for aggregate payments to or by the Companies or their Subsidiaries in excess of One Hundred Thousand Dollars ($100,000) with respect to any Company Offerings with any of the Companies or their Subsidiaries customers or clients other than (A) Contracts on the Companies’ or their Subsidiaries’ standard, unmodified form of member, user, customer or client agreement as made available to Buyer or (B) Gaming Equipment Contracts;

(ix)any Contract that restricts the Companies or any of their Subsidiaries (A) from participating or competing in any line of business, market or geographic area, (B) from freely setting prices and other terms, including any Contract that incorporates most favored customer pricing, or (C) from soliciting potential employees, consultants, contractors or other suppliers or customers;

(x)any Contract under which the Companies or any of their Subsidiaries grants any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;

(xi)any Contract that following Closing would or would purport to: (A) require Buyer or any of its Affiliates (other than the Companies and their Subsidiaries) to grant any Intellectual Property License; (B) restrict Buyer or any of its Affiliates (other than the Companies or their Subsidiaries) from performing any of the activities listed in Section 6.06(a)(ix)(A)-(C); or (C) require Buyer or any of its affiliates (other than the Companies or their Subsidiaries) to grant or be bound by any exclusive rights, noncompetition rights, rights of refusal or rights of first negotiation to any Person;

(xii)any other Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person, other than Non-Negotiated Vendor Contracts or Gaming Equipment Contracts;

(xiii)any settlement agreement (including any agreement under which any employment-related claim is settled) entered into since January 1, 2013 or that includes any continuing material obligation of the Companies or their Subsidiaries;

(xiv)all partnership agreements, limited liability company agreements and joint venture agreements relating to the Companies or any of their Subsidiaries;

(xv)any Contract with a Governmental Entity;

(xvi)any Contract that is a license of Intellectual Property and requires annual payments in excess of One Hundred Fifty Thousand Dollars ($150,000), other than with respect to commercially available software products under standard end-user, “shrink wrap,” “click-to-accept” or similar object code license agreements;

(xvii)any Contract pursuant to which any Company has created, incurred, assumed or guaranteed Indebtedness for borrowed money in excess of Two Hundred and Fifty Thousand Dollars ($250,000);

(xviii)any Contract with any shareholder or member of Seller or any of its Affiliates;

(xix)any Contract that involves the sharing of profits with other Persons or the payment of royalties to any other Person, excluding Non-Negotiated Vendor Contracts and Gaming Equipment Contracts;

(xx)any Contract imposing any support, maintenance or service obligations on the Companies or any of their Subsidiaries that has been entered into outside of the Ordinary Course of Business;

(xxi)any Contract providing for the development of any content, technology or Intellectual Property, independently or jointly, in each case, by or for the Companies or any of their Subsidiaries that is material to the conduct of the Companies’ or any of their Subsidiaries’ Business as it is currently conducted;

(xxii)any Contract relating to the acquisition or sale of a business (or all or substantially all of the assets thereof) by the Companies or any of their Subsidiaries;

(xxiii)the top five Contracts that to Seller’s Knowledge, are the most current master (or similar) agreements with any gaming device manufacturer, based on the percentage of floor occupancy for devices located at either of the Casinos and that are supplied or leased under such master (or similar) agreements; and

(xxiv)the top three IT Contracts to which Seller is a party relating to products or services used primarily by the Companies, which require payments by Seller in excess of One Hundred Thousand Dollars ($100,000), other than Gaming Equipment Contracts.

(b)Each Material Contract listed in Section 6.07 of the Company Disclosure Letter is a valid and binding obligation of a Company or a Subsidiary thereof and, to Seller’s Knowledge, is a valid and binding obligation of each other party thereto, and is in full force and effect and enforceable by such Company or such Subsidiary in accordance with its terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity. As of the date of this Agreement, there is no material breach or violation of or default by such Company or such Subsidiary or, to Seller’s Knowledge, by any other party under any of the Material Contracts. Seller has made available to Buyer a true, correct and complete copy of all Material Contracts listed in Section 6.07(a) of the Company Disclosure Letter, together with all amendments, waivers or other changes thereto. No event has occurred with respect to the Companies or their Subsidiaries or, to Seller’s Knowledge, any other party, which, with notice or lapse of time or both, would constitute a material breach, violation or default of, or give rise to a right of termination, modification, or acceleration under, any of the Material Contracts.

Section 6.08    Litigation. Except as set forth in Section 6.08 of the Company Disclosure Letter, there is no material Proceeding pending, or to Seller’s Knowledge, threatened against, any of the Companies or their Subsidiaries, and to Seller’s Knowledge, there is a no reasonable basis therefor. None of the Companies or their Subsidiaries is subject to any Order of any Governmental Entity. No Governmental Entity has since January 1, 2012 challenged or questioned in writing the legal right of either Company or any Subsidiary to conduct its operations as presently or previously conducted. There is no material investigation pending or, to the Seller’s knowledge, threatened against either of the Companies or any of their Subsidiaries, any of their properties or any of its or their officers, directors by or before any Governmental Entity. None of the Companies or their Subsidiaries has any material Proceeding pending or threatened against any other Person, and to Seller’s Knowledge, there is no reasonable basis therefor.

Section 6.09    Environmental Matters. Except for matters set forth in Section 6.09 of the Company Disclosure Letter: (a)  the Companies and their Subsidiaries are and have been since January 1, 2013 in material compliance with all Environmental Laws; (b) the Companies and their Subsidiaries possess all material Permits required from any Governmental Entity under Environmental Laws with respect to operation of the Business as currently conducted; (c) there is no pending or, to Seller’s Knowledge, threatened, notice of violation, third party claim, Proceeding, governmental investigation, or enforcement action regarding compliance with or liability under Environmental Laws against either of the Companies, their Subsidiaries or the Real Property; (d) to Seller’s Knowledge, no Hazardous Substance is present on, at, or under the Real Property, including all subsurface soil and groundwater, except in amounts permitted by Environmental Laws; and, (e) since January 1, 2013, no Company has received a written notice from any Governmental Entity issued to such Company under Environmental Law.

Section 6.10    Permits; Compliance with Laws. The Companies, their Subsidiaries and, to Seller’s Knowledge, each Company’s directors, officers and key employees hold all material Permits (including approvals from the Gaming Authorities) necessary for the conduct of the Business as currently conducted, each of which is in full force and effect. Section 6.10 of the Company Disclosure Letter sets forth each material Permit held by either of the Companies or their Subsidiaries. The Business and each of the Companies and their Subsidiaries is, and since January 1, 2013 has been, conducted in material compliance with all applicable Laws (including the Gaming Laws) and Permits.

Section 6.11    Labor Matters.

(a)Section 6.11(a) of the Company Disclosure Letter contains the following information in separate lists for all (i) Property Employees, (ii) individual independent contractors of the Companies and their Subsidiaries, and (iii) interns and temporary employees or other non-employee service providers of the Companies and their Subsidiaries as of April 22, 2016 (as applicable): (A) name, job title or position, entity employing or engaging such Person and date of hire; (B) the base salary or current wages; (C) employment status (i.e., active or on leave or disability; full-time or part-time), (D) exempt or non-exempt designation; (E) location of employment, (F) incentive compensation opportunity, (G) accrued but unused vacation and/or paid time off, and (H) any immigration requirements, such as visas required for employment.

(b)The Companies and their Subsidiaries are in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, overtime exemption designations, independent contractor designations, collective bargaining, leaves of absence, workers’ compensation, equal employment opportunity, immigration requirements, and occupational safety and health. In addition, the employment of all Property Employees is terminable at will without cost or liability to the Companies and their Subsidiaries, except for amounts earned prior to the time of termination. Neither the Companies nor any of their Subsidiaries have any Material Contract with any independent contractor or non-employee service provider. To the Sellers’ Knowledge, as of the date of this Agreement, no Property Employee (other than Property Employees below the “director” level) intends to terminate his or her employment with any of the Companies or their Subsidiaries.

(c)Since January 1, 2013, all Property Employees classified as exempt from overtime under the Fair Labor Standards Act and any applicable state or local law have been accurately classified as such. In addition, since January 1, 2013, all independent contractors have been accurately classified as independent contractors under applicable law.

(d)Since January 1, 2013, (i) none of the Companies or any of their Subsidiaries have experienced any strike, slowdown, work stoppage, lockout, material grievance, claim of unfair labor practices, or other collective bargaining dispute; (ii) to Seller’s Knowledge, no organizational effort is or has been made or threatened by or on behalf of any labor union with respect to employees of the Companies or any of their Subsidiaries; (iii) there are no unfair labor practice complaints pending, or, to Seller’s Knowledge, threatened, against the Companies or any of their Subsidiaries before the National Labor Relations Board or any court, tribunal or other Governmental Entity, and (iv) there have been no collective bargaining agreements with any labor organization in effect with respect to any Company or any of its Subsidiaries or any Property Employees.

(e)The Companies and their Subsidiaries have provided to Buyer accurate and complete copies of all employee handbooks applicable to Property Employees since January 1, 2015.

(f)Each of the Companies and their Subsidiaries is in material compliance with all applicable employee licensing requirements and has taken commercially reasonable measures to ensure that each Property Employee, independent contractor or other non-employee service provider who is required to have a gaming or other license under any Gaming Law or other Law maintains such license in current and valid form.

(g)The Companies and their Subsidiaries are in material compliance with all applicable visa and work permit requirements with respect to any Property Employee, individual independent contractor of the Companies and their Subsidiaries or other non-employee service provider of the Companies and their Subsidiaries.

(h)To Seller’s Knowledge, no Property Employee, independent contractor or other non-employee service provider of the Companies or their Subsidiaries is a party to or is bound by any employment contract, non-competition agreement, any other restrictive covenant or other contract with any Person, or subject to any Order, which in each case, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the performance by such Person of any of his or her material duties or responsibilities for the Companies or any of their Subsidiaries.

(i)Since January 1, 2015, neither the Companies nor their Subsidiaries has implemented any plant closing or layoff of employees that would reasonably be expected to require notification under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation. On the Closing Date, Sellers shall provide a list of any and all employees of the Companies and their Subsidiaries whose employment has been involuntarily terminated or subjected to a reduction of more than 50% in hours or work within ninety (90) days prior to the Closing Date.

Section 6.12    Employee Benefits.

(a)Section 6.12(a) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each material Employee Benefit Plan and each material Seller Employee Benefit Plan. Each Employee Benefit Plan has been established, maintained, funded and administered in accordance with its terms and complies in all material respects in form and operation with the applicable requirements of ERISA, the Code and other applicable Laws, and other than routine claims for benefits, there is no claim or lawsuit pending or, to Seller’s Knowledge, threatened against or arising out of or related to an Employee Benefit Plan. All required contributions to, and premium payments on account of, each Employee Benefit Plan have been made on a timely basis or accrued on the Companies’ balance sheets. As of the date of this Agreement, no Employee Benefit Plan is or has been the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity.

(b)With respect to each Employee Benefit Plan and Seller Employee Benefit Plan, the Companies have made available to Buyer true and complete copies of (i) all plan documents, including all amendments thereto, (ii) all summary plan descriptions, (iii) the most recent annual report (Form 5500 series) filed with the Internal Revenue Service, if applicable, (iv) the most recent determination or opinion letter, if any, issued by the Internal Revenue Service, and (v) any related trust or funding agreement. With respect to each Employee Benefit Plan the Companies have made available to Buyer true and complete copies of all non-routine filings and material correspondence with a Governmental Entity from the past three years.

(c)Each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualified status or may rely on a prototype opinion letter from the Internal Revenue Service, or has timely filed or has time remaining in which to file an application for such determination from the Internal Revenue Service, and no fact or event has occurred that could reasonably be expected to cause the loss of such qualification.

(d)With respect to each Employee Benefit Plan, except as would not result in a material Liability of the Companies or any of their Subsidiaries, either individually or in the aggregate, (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred; (ii) there are no actions, suits or claims pending, or, to Seller’s Knowledge, threatened (other than routine claims for benefits) against any such Employee Benefit Plan or fiduciary thereto or against the assets of any such Employee Benefit Plan; (iii) there are no audits, inquiries or proceedings pending or, to Seller’s Knowledge, threatened by any Governmental Entity with respect to any Employee Benefit Plan; and (iv) to Seller’s Knowledge, there has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) with respect to any Employee Benefit Plan subject to Title I of ERISA.

(e) With respect to any Property Employee, neither the Companies nor any of their ERISA Affiliates has, in the past six years maintained, contributed to or participated in, nor have the Companies or any of their ERISA Affiliates in the past six years had any obligation to maintain, contribute to or otherwise participate in, or in the past six years had any liability or other obligation (whether accrued, absolute, contingent or otherwise) under, any (i) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (ii) “multiple employer plan” (within the meaning of Section 413(c) of the Code), (iii) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), or (iv) plan that is subject to the provisions of Title IV of ERISA or Section 412 of the Code.

(f) There is no Employee Benefit Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA that provides retiree or post-employment benefits to any Property Employees or to the employees of any of the Companies’ ERISA Affiliates, other than (i) pursuant to Section 4980B of the Code or any similar state Law (“COBRA”), (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable employment agreement or severance agreement, plan or policy requiring the Companies or any of their Subsidiaries to pay or subsidize COBRA premiums for a terminated employee.

(g)Except as set forth in Section 6.12(g), neither the execution and delivery of this Agreement nor the consummation of the Transaction (whether alone or in connection with any other event), will (i) increase any benefits otherwise payable to any current or former Property Employee, non-entity consultant or independent contractor of the Companies or any of their Subsidiaries under any Employee Benefit Plan or Contract or (ii) result in the creation, acceleration of the time of payment, funding or vesting of any benefits to any current or former Property Employee, non-entity consultant or independent contractor of the Companies or any of their Subsidiaries.

(h)Neither of the Companies nor their Subsidiaries has entered into any (i) employment agreement or other agreement with any current Property Employee relating to such person’s employment (other than “at will” employment offer letters that can be terminated without liability) or (ii) other Contract pursuant to which either of the Companies or their Subsidiaries are required to pay retention payments following the Closing.

Section 6.13    Brokers. Except for the fees and commissions of Stifel, Nicolaus & Company, Incorporated, Seller has not employed and no Person has acted directly or indirectly as a broker, financial advisor or finder for Seller and Seller has not incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transaction.

Section 6.14    Title to Purchased Assets; Sufficiency of Purchased Assets. The Companies and their Subsidiaries have good and marketable title to, or a valid leasehold interest in, the material tangible Personal Property constituting Purchased Assets, free and clear of any Liens other than for Permitted Liens. All of the material tangible Personal Property constituting Purchased Assets, taken as a whole, are structurally sound, are in good operating condition and, taken as a whole, such tangible Personal Property constituting Purchased Assets is not in need of maintenance or repairs except for ordinary, routine maintenance and repairs. Except as set forth in Section 6.14 of the Company Disclosure Letter, the Purchased Assets, taken as a whole, are sufficient in all material respects for the continued conduct of the Business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing.

Section 6.15    Absence of Changes. From January 1, 2016 through the Effective Date, the Business has been conducted in the Ordinary Course of Business, and there has not been a Company Material Adverse Effect. Since such date through the Effective Date, except as set forth in Section 6.15 of the Company Disclosure Letter, none of the Companies or any of their Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance, and none of the Companies or any of their Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 8.01.

Section 6.16    Insurance. Section 6.16 of the Company Disclosure Letter sets forth as of the date of this Agreement a true and complete list of all current insurance policies and bonds maintained by the Companies or their Subsidiaries. Seller has made available true and complete copies of all such insurance and bond policies to Buyer. Such insurance and bond policies are of the type and in the amounts customarily carried by Persons conducting a business similar to the Companies and are sufficient for compliance in all material respects with all applicable Laws, Permits and Material Contracts to which any of the Companies or their Subsidiaries is a party. There is no material claim by the Companies or their Subsidiaries pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. As of the date of this Agreement, there is no pending claim that would reasonably be expected to exceed the applicable policy limit. All premiums due and payable under all such policies and bonds have been paid and the Companies or their Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Seller has no Knowledge of a threatened termination of, or material premium increase with respect to, any of such policies. None of the Companies or any of their Subsidiaries currently maintains, sponsors, participates in or contributes to any self-insurance plan or program.

Section 6.17    Financial Institution Accounts. Section 6.17 of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of (a) all accounts, safe deposits, or lock boxes at any depositary institution (including a savings bank, commercial bank, savings and loan association, or credit institution), trust company, brokerage firm, mutual fund, mortgage loan company, or other financial institution, in each case, in the name of any Company or any Subsidiary of a Company or used exclusively by any Company or Subsidiary in the Business, (b) all Persons authorized to draw on, access, or sign for any such accounts (other than pari mutual accounts), and (c) the owner of record of each account.

Section 6.18    Suppliers. Section 6.18 of the Company Disclosure Letter accurately identifies and provides an accurate summary of the ten (10) largest suppliers of each Company and its Subsidiaries on the basis of cost of goods or services purchased for the fiscal year ended December 31, 2015. No Contract with any such supplier obligates the Company or any Company Subsidiary to purchase a material amount of products or services. As of the date of this Agreement, none of the Companies or any of their Subsidiaries has received notice from any such supplier set forth in Section 6.18 of the Company Disclosure Letter with respect to the fiscal year ended December 31, 2015 indicating that such supplier intends to cease acting as a supplier to or otherwise dealing with any of the Companies or their Subsidiaries.

Section 6.19    Certain Transactions. Other than as set forth in Section 6.19 of the Company Disclosure Letter, no current or former officer, director, member, partner, shareholder, record or beneficial owner of any security of any class of the Companies, or Affiliate of the Companies, or an immediate family member of any of the foregoing (an “Affiliated Person”) (a) is a party to any Contract with any of the Companies or any of their Subsidiaries, (b) owns any asset, tangible or intangible, that is used in the Business, (c) owes any amount to, any of the Companies or their Subsidiaries, or (d) to Seller’s Knowledge, has any direct or indirect ownership interest in any Person that does business with or has any contractual arrangement with, or that competes with, either of the Companies or their Subsidiaries.

Section 6.20    Data Protection.

(a)The Companies and their Subsidiaries have (i) complied in all material respects with their respective published privacy policies and internal privacy policies and guidelines and all applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, storage, transmission, transfer, disclosure and use of Personal Information; (ii) complied in all material respects with the PCI Standards, with respect to any payment card data collected or handled by or on behalf of the Companies or their Subsidiaries; and (iii) implemented and maintained commercially reasonable safeguards to protect Personal Information against loss, damage, and unauthorized access, acquisition, use, disclosure, modification, or other misuse. Since January 1, 2013, there has been no material loss, damage, or unauthorized access, acquisition, use, disclosure, modification, or breach of security of Personal Information maintained by or on behalf of the Companies or any of their Subsidiaries.

(b)Since January 1, 2013, the Companies and their Subsidiaries have not received, from any Person (including any Governmental Entity), any written claim or notice of any commenced or threatened action with respect to loss, damage, or unauthorized access, use, acquisition, disclosure, modification, or breach of security of Personal Information maintained by or on behalf of the Companies or any of their Subsidiaries.

(c)The execution, delivery and performance of this Agreement, as well as the consummation of the transactions contemplated by this Agreement, comply with the Companies’ and their Subsidiaries’ applicable privacy policies.

Section 6.21    Representations Complete. None of the representations and warranties contained in Article V or this Article VI or any statement made in any schedule (including, without limitation, the Company Disclosure Letter) or certificate furnished by the Company contain any untrue statement of a material fact or, to the Seller’s Knowledge, omit to state any material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which such statements were made, not misleading.

Section 6.22    Exclusivity of Representations. Except for the representations and warranties contained in Article V or this Article VI (as modified by the Disclosure Letters), none of the Companies, Seller or any other Person makes or has made any other representation or warranty, expressed or implied, at law or in equity, with respect to Seller, the Companies, the Companies’ Subsidiaries, the Transaction, the Membership Interests or any of Seller’s, the Companies’ or the Companies’ Subsidiaries’ respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), and Seller and the Companies each disclaim any other representations or warranties, whether made by Seller, the Companies, the Companies’ Subsidiaries or any of their respective Affiliates, direct or indirect equityholders, officers, directors, employees, agents or Representatives (collectively, “Related Persons”), and no Related Person has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the Ancillary Agreements. Except for the representations and warranties expressly set forth in Article V or this Article VI (as modified by the Disclosure Letters), Seller and the Companies (directly and on behalf of all Related Persons) each hereby disclaims all liability and responsibility for any representation, warranty, projection or forecast of any kind (including, without limitation, forecasts, projections or budgets for financial performance such as revenues, expenses, or EBITDA(M)), budget statement, or information made, communicated, or furnished (whether orally or in writing, in any data room relating to the Transaction, in management presentations, in memoranda, in marketing materials, in functional “break-out” discussions, in responses to questions or requests submitted by or on behalf of Buyer or in any other form in consideration or investigation of the Transaction) to Buyer or its Affiliates or Representatives (including any opinion, information, forecast, projection, budget, financial review or advice that may have been or may be provided to Buyer or its Affiliates or Representatives by Seller, the Companies or any Related Person). Except for the representations and warranties contained in Article V or this Article VI (as modified by the Disclosure Letters), none of Seller, the Companies or any Related Person has made or makes any representation or warranty to Buyer or its Affiliates or Representatives regarding: (a) merchantability or fitness of any assets of the Companies or its Subsidiaries for any particular purpose; (b) the nature or extent of any liabilities of the Companies or its Subsidiaries; (c) the prospects of the business of the Companies and its Subsidiaries and any financial forecast or projection; (d) the probable success or profitability of the Companies or its Subsidiaries; (e) the impact of competition, weather or other factors impacting historical, actual and projected financial performance or (f) the accuracy or completeness of any confidential information memoranda, documents, projections, material, statement, data, or other information (financial or otherwise) provided to Buyer or its Affiliates or made available to Buyer and its Representatives in any “data rooms,” “virtual data rooms,” management presentations (including any oral or written statements, opinions, forecasts, projections or budgets for financial performance by any employee or agent of the Companies or their affiliates or subsidiaries) or in any other form in expectation of, or in connection with, the Transaction, or in respect of any other matter or thing whatsoever.

ARTICLE VII.
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, as of the date hereof and as of Closing, as follows:

Section 7.01    Organization. Buyer is duly organized and validly existing under the laws of its state of organization and has all requisite power and authority to carry on its business as now being conducted. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

Section 7.02    Authority; No Conflict; Required Filings and Consents.

(a)Buyer has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which it is a party and to consummate the Transaction and perform its obligations hereunder and thereunder. Buyer’s execution and delivery of this Agreement and each Ancillary Agreement to which it is a party and the consummation by Buyer of the Transaction and performance of its obligations hereunder and thereunder have been duly authorized by all necessary action on the part of Buyer. This Agreement has been, and each Ancillary Agreement will be at or prior to the Closing, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of the other parties hereto and thereto, this Agreement constitutes, and each Ancillary Agreement when so executed and delivered will constitute, the valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms, subject, as to enforcement, to (i) applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereinafter in effect affecting creditors’ rights generally and (ii) general principles of equity.

(b)The execution and delivery by Buyer of this Agreement and each Ancillary Agreement to which it is a party does not, and the consummation by Buyer of the Transaction and the compliance by Buyer with any provisions hereof or thereof will not, (i) materially conflict with or result in any material violation or material default under (with or without notice or lapse of time, or both), or require a consent or waiver under, (A) any provision of the Governing Documents of Buyer or (B) any Material Contract to which Buyer is a party, or (ii) subject to the governmental filings and other matters referred to in clause (c) hereof, violate any Permit, Order or Law applicable to Buyer.

(c)No Permit or Order or authorization of, or registration or filing with, any Governmental Entity, is required by or with respect to Buyer or its Affiliates in connection with the execution and delivery of this Agreement or the Ancillary Agreements by Buyer, the compliance by Buyer with any of the provisions hereof or thereof, or the consummation by Buyer of the Transaction, except for (i) any approvals and filing of notices required under the Gaming Laws, (ii) filings and other application requests under the HSR Act, and (iii) any Permits, Orders, authorizations, registrations, or filings required by Seller or the Companies or any of their Subsidiaries, Affiliates or key employees (including under the Gaming Laws).

Section 7.03    Brokers. Neither Buyer nor any of its Representatives have employed, and no Person has acted directly or indirectly as a broker, financial advisor or finder for Buyer and Buyer has not incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transaction.

Section 7.04    Financing. Buyer’s current cash availability or available borrowings under its existing credit facilities are sufficient to enable Buyer to make payment in full, in cash, of (a) the Closing Payment and (b) the Final Adjustment as contemplated by Section 2.01, Section 3.02(a) and Section 3.02(d). BUYER HEREBY ACKNOWLEDGES AND AGREES THAT THE RECEIPT BY BUYER OF ANY FINANCING FROM ANY PERSON IS NOT A CONDITION TO BUYER’S OBLIGATION TO PURCHASE THE MEMBERSHIP INTERESTS AT THE CLOSING UNDER THIS AGREEMENT.

Section 7.05    Licensability of Principals.

(a)None of Buyer, its Subsidiaries or any of their respective current executive officers and directors (collectively the “Buyer Related Parties”) has ever withdrawn, been denied, or had revoked, a gaming license or related finding of suitability by a Governmental Entity or Gaming Authority. Buyer and each of the Buyer Related Parties are in good standing, and in material compliance with all Gaming Laws, in each of the jurisdictions in which Buyer or any Buyer Related Party owns or operates gaming facilities.

(b)To Buyer’s Knowledge, there are no facts, which if known to the Gaming Authorities, would (i) be reasonably likely to result in the denial, revocation, limitation or suspension of a gaming license currently held or other Gaming Approval, or (ii) result in a negative outcome to any finding of suitability Proceedings currently pending, or under the suitability, licensing, Permits, orders, authorizations or Proceedings necessary for the consummation of this Agreement.

Section 7.06    Litigation. There is no material Proceeding against Buyer, pending or, to Buyer’s Knowledge, threatened against, Buyer before any Governmental Entity, nor, to the Buyer’s Knowledge, as of the date of this Agreement, is there any reasonable basis for any claim that would have or would reasonably be expected to have an adverse effect on Buyer’s ability to perform its obligations under this Agreement or the other Ancillary Agreements to which Buyer is a party or to consummate the transactions contemplated hereby or thereby.

Section 7.07    Solvency. Boyd is not entering into the Transaction with the actual intent to hinder, delay or defraud either present or future creditors of the Companies or their Subsidiaries. Boyd is Solvent as of the date of this Agreement, and Boyd will, immediately after giving effect to all of the Transaction, and the payment of the Closing Payment all other amounts required to be paid by Boyd pursuant to this Agreement, any payment of any outstanding Indebtedness of the Companies or their Subsidiaries contemplated by this Agreement, the payment of all other amounts required to be paid in connection with the consummation of the Transaction and the payment of all related fees and expenses, be Solvent at and after the Closing Date. As used in this Section 7.07 the term “Solvent” means, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Boyd and its Subsidiaries (including the Companies and their Subsidiaries from and after Closing), on a consolidated basis, will exceed their debts, (b) each of Boyd and its Subsidiaries (including the Companies and their Subsidiaries from and after Closing), on a consolidated basis, has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) each of Boyd and its Subsidiaries (on a consolidated basis) has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 7.07, “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) any right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

Section 7.08    Non-Reliance of Buyer. Buyer and its Representatives have had an opportunity to discuss the business, management, operations and finances of the Business with Seller, its applicable Affiliates and their respective Representatives and has had an opportunity to inspect the Purchased Assets. Buyer has conducted its own independent investigation of the Business. Buyer specifically disclaims that it is relying upon or has relied upon any representations or warranties that may have been made by any Person (written or oral) other than the representations and warranties made by Seller in Article V and Article VI (as modified by the Company Disclosure Letter), and acknowledges and agrees that the Companies and Seller have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person. Buyer is acquiring the Companies subject only to the specific representations and warranties set forth in Article V and Article VI (as modified by the Company Disclosure Letter).

ARTICLE VIII.
COVENANTS

Section 8.01    Conduct of Business Prior to the Closing.

(a)During the period from the Effective Date and continuing until the earlier of the termination of this Agreement or the Closing (the “Pre-Closing Period”), subject to any written instructions of any Governmental Entity and to the limitations set forth below, the Companies shall, and Seller shall cause the Companies and their Subsidiaries to, except to the extent as expressly provided by this Agreement or to the extent that Buyer shall otherwise grant its prior consent in writing, (a) carry on the Business in the Ordinary Course of Business and in material compliance with all applicable Laws, (b) use commercially reasonable efforts to preserve intact their present business organizations, keep available the services of their key employees and preserve their relationships with material customers and suppliers and (c) promptly notify Buyer orally and in writing of any change outside the Ordinary Course of Business of which the Companies or Seller has Knowledge that would reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Without limiting the generality of the foregoing (except as expressly provided by this Agreement, to the extent that Buyer shall otherwise grant its prior consent in writing, which consent (solely as it relates to Section 8.01(a)(i), (xi), (xii), (xiii), (xiv), and (xvi)) may not be unreasonably withheld, conditioned or delayed, or as disclosed in Section 8.01 of the Company Disclosure Letter), during the Pre-Closing Period, none of the Companies or their Subsidiaries shall, and Seller shall cause the Companies and their Subsidiaries not to:

(i)make any change in financial accounting methods or method of Tax accounting, principles or practices materially affecting the reported consolidated assets, Liabilities or results of operations of the Companies, except insofar as may have been required by a change in or interpretation of GAAP or Law;

(ii)amend its Governing Documents;

(iii)(A) declare, set aside, make or pay any dividend or other distribution or payments (whether in cash, stock or property or any contribution thereof) in respect of any of its membership interests or capital stock or (B) redeem or otherwise acquire any of its membership interests or capital stock;

(iv)merge or consolidate with any business or any corporation, partnership, limited liability company, association or other business organization or division thereof, or acquire all or substantially all of the assets from any Person;

(v)issue or sell or encumber any (A) Membership Interests, (B) interests of any kind in any of the Companies’ Subsidiaries, or (C) any securities convertible into, or rights to acquire, any Membership Interests or interests in any of the Companies’ Subsidiaries;

(vi)(A) purchase any equity interests in or securities of, or make any other investment in or loans or advances to, any Person, or (B) except in the Ordinary Course of Business, acquire any material assets that would constitute Purchased Assets;

(vii)sell, lease, license, assign, transfer or otherwise dispose of any assets or properties of the Companies or any of their Subsidiaries, including any rights to any Company Intellectual Property, other than (A) in the Ordinary Course of Business or (B) at the request of Buyer in connection with the consummation of the Transaction;

(viii)subject any of the Purchased Assets to a Lien, other than Permitted Liens;

(ix)incur any Indebtedness, except for any Indebtedness that shall be fully repaid at Closing and is provided for in Seller’s budget for the year ending December 31, 2016 that has been made available to Buyer (the “Budget”) so long as there will be no further obligation of either Company or their Subsidiaries following such repayment;

(x)adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other reorganization or take any action for the appointment of a receiver, administrator, trustee or similar officer;

(xi)enter into, amend, terminate or waive any provision of any Material Contract or Seller Contract other than (A) in order to comply with applicable Law, (B) as expressly permitted by this Agreement, (C) any termination at the expiration of its stated term, or (D) in the Ordinary Course of Business;

(xii)except as required by applicable Law or the terms of any Employee Benefit Plan in existence on the date of this Agreement, as applicable, (A) materially increase or accelerate the vesting or payment of the compensation or benefits payable or to become payable by any Company or their respective Subsidiaries to any current or former Property Employee, non-entity consultant or independent contractor of the Companies or any of their Subsidiaries (other than in the Ordinary Course of Business), (B) enter into, adopt or amend, in any material respect, any Employee Benefit Plan, or (C) hire or terminate the employment of any officer of the Companies or any of their Subsidiaries;

(xiii)authorize, or make any commitment with respect to, any single capital expenditure that is in excess of Two Hundred Fifty Thousand Dollars ($250,000) or capital expenditures that are, in the aggregate, in excess of One Million Dollars ($1,000,000) except as set forth in the Budget;

(xiv)(A) commence a lawsuit other than (1) for the routine collection of bills in the Ordinary Course of Business, (2) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided, however, that it consults with Buyer prior to the filing of such a suit), or (3) for a breach of this Agreement or (B) settle or agree to settle any pending or threatened lawsuit or other dispute, other than (1) in the Ordinary Course of Business or (2) a breach of this Agreement;

(xv)enter into any agreement for the purchase, sale or lease of any real property (including amendments to existing Leases), other than renewals of Leases in the Ordinary Course of Business;

(xvi)decrease the amount of any insurance coverage;

(xvii)except as required by applicable Law, make, revoke or change any Tax election, settle or compromise any material Tax liability, claim or assessment, or agree to any adjustment of any material Tax attribute, file or amend any material Tax Return, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under state, local or foreign Law), surrender any right to claim a material Tax refund, consent to waive any statute of limitations with respect to material Taxes, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes), or apply for or enter into any ruling from any Governmental Entity with respect to Taxes;

(xviii)accelerate any payment of any receivables, provide discounts to encourage the early payment of any receivables, or delay the payment of any payable other than in the Ordinary Course of Business; or

(xix)enter into a Contract or commitment to do any of the foregoing, or authorize or announce an intention to do any of the foregoing.

(b)During the Pre-Closing Period, Seller shall not subject any of the Membership Interests to any Lien (other than Permitted Liens securing Indebtedness existing on the date of this Agreement).

(c)Except as expressly contemplated by this Agreement, nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Companies’ or their Subsidiaries’ operations prior to the Closing. Prior to the Closing, the respective management of the Companies shall exercise, consistent with and in accordance with the terms and conditions of this Agreement, complete control and supervision over the operations of the Companies and their Subsidiaries.

Section 8.02    Employee Matters.

(a)CCR Employees. At any time prior to the Closing, Buyer will have the right, but not the obligation, to interview or otherwise meet and/or discuss with the individuals employed by Seller (i.e., CCR corporate employees) who are identified in a separate notice provided by Buyer to Seller (the “CCR Employees”) during normal business hours, in compliance with Section 8.03 and as otherwise reasonably requested by Buyer.  In connection therewith, Seller shall reasonably cooperate with Buyer to facilitate any such interview, meeting or discussion.  Within thirty (30) days following the date hereof, Buyer shall provide a list of the CCR Employees it wishes to employ following the Closing (such list, the “Identified Employees”).  Prior to the Closing, Buyer shall extend an offer of employment to each Identified Employee, effective as of the Closing.  Seller shall terminate the employment, effective immediately prior to the Closing, of each Identified Employee who accepts employment with Buyer.  Subject to Section 8.02(e), all of the payments, costs and expenses associated with, or payable upon, the termination of the Identified Employees, including any “change of control”, severance or other payment that is triggered by such termination or the consummation of the Merger or any of the transactions contemplated by this Agreement (but excluding any WARN liability as a result of actions specifically requested by Buyer and/or as a result of Buyer making an insufficient offer of employment to an Identified Employee), shall be obligations of Seller.

(b)Continuation Covenants. For a period of at least twelve (12) months following the Closing Date, Buyer and its Affiliates shall provide (or cause the Companies or their Subsidiaries to provide) each Property Employee who continues in employment with any such entity (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate, as applicable, and incentive opportunity, in each case, that is not less than the base salary, hourly wage rate and incentive opportunity provided to such Continuing Employee immediately prior to the Closing Date, and (ii) employee and fringe benefits (including health, welfare and retirement benefits, but excluding equity-based compensation) that are no less favorable, in the aggregate, than those provided to such Continuing Employee immediately prior to the Closing Date.

(c)Service Credit. For purposes of determining eligibility, vesting, participation and benefit accrual under the employee benefit and compensation arrangements maintained by Buyer and/or its Affiliates (including, following the Closing, the Companies or their Subsidiaries) providing benefits to Continuing Employees after the Closing Date (collectively, “Buyer Benefit Plans”), each Continuing Employee shall be credited with his or her years of service with the Companies and their Affiliates (and any predecessor entities thereto) before the Closing Date, to the same extent as such Continuing Employee was entitled, before the Closing Date, to credit for such service under any similar Employee Benefit Plans, provided that the foregoing shall not apply (i) to the extent its application would result in a duplication of benefits, (ii) with respect to benefit accruals under a defined benefit pension plan or retiree welfare benefit plan, or (iii) with respect to any Buyer Benefits Plan for which prior service is not taken into account for employees of Buyer. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Buyer Benefit Plans; (ii) for purposes of each Buyer Benefit Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Buyer and its Affiliates shall use their commercially reasonable efforts to cause all pre-existing condition exclusions, actively-at-work requirements and insurability requirements of such Buyer Benefit Plan to be waived for such Continuing Employee and his or her covered dependents; and (iii) Buyer and its Affiliates shall use their commercially reasonable efforts to cause any co-payments, deductibles and out-of-pocket or other eligible expenses incurred by such Continuing Employee and his or her covered dependents with respect to any Employee Benefit Plan during the portion of the plan year that includes the Closing Date to be taken into account under the comparable Buyer Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each such Buyer Benefit Plan, as if such amounts had been paid in accordance with such Buyer Benefit Plan. Buyer shall, and shall cause the Companies and their Subsidiaries to, honor all vacation and paid time off days accrued by Continuing Employees under the plans, policies, programs and arrangements of the Companies and their Subsidiaries immediately prior to the Closing Date.

(d)No Third-Party Beneficiaries. No provision of this Agreement shall create any third party beneficiary rights in any Property Employee, any Continuing Employee or any beneficiary or eligible family member thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Property Employee by Buyer or under any benefit plan which Buyer may maintain. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Employee Benefit Plan, any Buyer Benefit Plan or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, the Companies or any Subsidiary of a Company or any of their respective Affiliates; or (ii) confer upon any Property Employee or any Continuing Employee any right to employment or continued employment or continued service with Buyer or any of its Subsidiaries (including, following the Closing Date, the Companies or any Subsidiary of a Company), or constitute or create an employment or other agreement with any Property Employee or any Continuing Employee.

(e)WARN Act. As part of its obligations hereunder, Buyer shall indemnify, defend and hold Seller and each Company harmless from and against any liability to any Property Employees, Identified

Employees or any Governmental Entity that may result to Seller and/or any Company (or any Subsidiary thereof) based on Buyer’s failure to comply with any provision of the WARN Act, including, but not limited to, fines, back pay and attorneys’ fees.

Section 8.03    Access to Information and the Real Property; Furnishing of Financial Statements.

(a)Upon reasonable notice, subject to applicable Law, including antitrust Laws and Gaming Laws, the Companies shall, and Seller shall cause the Companies and their Subsidiaries to, afford Buyer’s Representatives reasonable access, during normal business hours, during the Pre-Closing Period, to the Real Property (including the Casinos) and to the properties, books, Contracts and records of the Companies and their Subsidiaries (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide the Companies and Seller with at least two (2) Business Days’ prior notice of any Inspection; (ii) if any Company so requests, Buyer’s Representatives shall be accompanied by a Representative of such Company; (iii) Buyer shall not initiate contact with non-management employees or other Representatives of the Companies or their Subsidiaries without the prior consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed); (iv) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature (such as Phase II environmental assessments) with respect to any portion of the Real Property prior to the Closing without the Companies’ prior written consent, and the execution of an access agreement between the applicable Company and Buyer; (v) neither Buyer nor its Representatives shall materially interfere with the Business; (vi) with respect to any inspection of the gaming areas in the Casinos (floor, casino cage, accounting, and Nevada Gaming Control Board security areas), Buyer and Seller shall reasonably agree on the date, time and scope of the inspection and, if required under Gaming Laws, also obtain the concurrence of the Nevada Gaming Control Board; and (vii) Buyer shall, at its sole cost and expense, repair any damage (including damage relating to the worsening or alteration of environmental conditions or migration of Hazardous Substances) to the Purchased Assets or any other property owned by a Person other than Buyer caused by Inspection, and shall reimburse each Company for any loss caused to such Company by any Inspection, and restore the Purchased Assets or such other third-party property to substantially similar condition as existed prior to such Inspection, and shall indemnify, defend and hold harmless Seller, the Companies and their Affiliates from and against any personal injury or property damage claims, liabilities, judgments or expenses (including reasonable attorneys’ fees) incurred by any of them arising or resulting therefrom.

(b)During the Pre-Closing Period, Seller shall furnish or cause to be furnished to Buyer, promptly after they become available, any monthly financial statements of the Companies that it prepares in the Ordinary Course of Business.

Section 8.04    Governmental Approvals.

(a)Each of the parties shall reasonably cooperate with the other parties and use its commercially reasonable efforts to (i) as promptly as practicable take, or cause to be taken, all appropriate action, and do or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transaction as promptly as practicable; (ii) obtain from any Governmental Entities any consents, approvals, findings of suitability, expiration or terminations of waiting periods, Permits or Orders required (A) to be obtained or made by Seller, the Companies or Buyer or any of their respective Affiliates or any of their respective Representatives and (B) to avoid any action or Proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transaction; (iii) make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under the HSR Act (“HSR Approvals”); (iv) make all necessary registrations, declarations, information request responses and filings, and thereafter make any other submissions with respect to this Agreement, as required under the Gaming Laws, including providing information with respect to, executing, filing and participating in meetings with the Nevada Gaming Control Board with respect to Buyer’s application for the Gaming Approvals and (v) to comply with the terms and conditions of all such HSR Approvals and Gaming Approvals.

(b)The parties and their respective Representatives and Affiliates shall file as promptly as practicable, but in no event later than ten (10) Business Days after the Effective Date, all required applications and documents in connection with obtaining HSR Approvals and shall act diligently and promptly to pursue the HSR Approvals and shall reasonably cooperate with each other in connection with the making of all filings and the obtaining of all such HSR Approvals referenced in the preceding sentence. Subject to applicable Laws relating to the exchange of information, prior to making any application or material written communication to or filing with any Governmental Entity with respect to the HSR Approvals, each party shall provide the other parties with drafts thereof and afford the other parties a reasonable opportunity to comment on such drafts. Each of Buyer, Seller and the Companies shall use its commercially reasonable efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the HSR Approvals as promptly as practicable, and, to the extent permitted by the Governmental Entity, each party shall offer the other parties the opportunity to participate in all telephonic conferences and all meetings with any Governmental Entity to the extent relating to the HSR Approvals. Buyer, Seller and the Companies shall, to the extent practicable, consult with the other parties on, in each case, subject to applicable Laws relating to the exchange of information (including antitrust Laws), all the non-confidential information relating to Buyer, Seller or any of the Companies, as the case may be, and any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity to the extent made or submitted in connection with the Transaction.

(c)Buyer shall use its best efforts to, within thirty (30) days of the Effective Date, file all necessary documentation with the Nevada Gaming Control Board to obtain the Gaming Approvals. Buyer shall act diligently and promptly to pursue the Gaming Approvals. Seller shall reasonably cooperate with Buyer in connection with the making of all filings and obtaining all the Gaming Approvals. Buyer shall keep Seller reasonably apprised regarding the application for the Gaming Approvals. Buyer shall use its best efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Gaming Approvals as promptly as practicable. Each of Buyer and Seller shall, to the extent practicable, consult with the other party on all the non-confidential information relating to Buyer, Seller, the Companies, or any of their respective Affiliates or Representatives which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity to the extent made or submitted in connection with the Transaction.

(d)Buyer, on the one hand, and Seller and the Companies, on the other hand shall promptly notify the other in writing of any pending or, to the knowledge of Buyer or Seller (as the case may be), threatened Proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking material damages in connection with the Transaction or (ii) seeking to restrain or prohibit the consummation of the Transaction.

(e)Buyer shall use, and shall cause its Affiliates to use, (i) its best efforts to take any and all steps necessary to (A) cause the expiration of the notice periods under or with respect to Gaming Laws as promptly as reasonably practicable after the execution of this Agreement and (B) promptly resolve such objections, if any, as may be asserted by any Governmental Entity related to Gaming Laws with respect to the Transaction or the Ancillary Agreements and (ii) its commercially reasonable efforts to take any and all steps necessary to (X) cause the expiration of the notice periods under or with respect to antitrust Laws and any other applicable Laws (except for Gaming Laws) with respect to the Transaction as promptly as reasonably practicable after the execution of this Agreement and (Y) promptly resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transaction or the Ancillary Agreements. Buyer shall not extend any waiting period under Gaming Laws, antitrust Laws or any other applicable Laws (by pull and refile, or otherwise) or enter into any agreement with the Nevada Gaming Control Board, Federal Trade Commission, the Department of Justice Antitrust Division or any other Governmental Entity not to consummate the Transaction, except with the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed). In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging the Transaction or the Ancillary Agreements as violative of any applicable Law, Buyer shall, and shall cause its Affiliates to, cooperate with Seller and use its commercially reasonable efforts (and, in the case of matters related to Gaming Laws, its best efforts) to take any and all necessary steps to contest and resist, except insofar as Buyer and Seller may otherwise agree, any such Proceeding, including any Proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Transaction. Buyer shall permit Seller to participate in the defense of such Proceeding with counsel of its choosing. Notwithstanding the foregoing or any other provision of this Agreement, no party, nor any of their respective Affiliates, shall have any obligation or affirmative duty to sell, divest, hold separate or otherwise dispose of any of its assets or properties, or agree to do any of the foregoing in the future, in connection with seeking any Gaming Approval or other approval of any Governmental Entity. Buyer shall, and shall cause its Affiliates to maintain an open dialogue with the staff members of the Nevada Gaming Control Board to ensure that Buyer and its Affiliates address any concerns of the Nevada Gaming Control Board with respect to the Transaction promptly as such concerns arise.

(f)Without limiting the foregoing, Seller agrees to use its commercially reasonable efforts to obtain the consents or amendments set forth in Section 8.04(f) of the Company Disclosure Letter prior to the Closing.

Section 8.05    Notification of Certain Events. Seller, on the one hand, and Buyer, on the other hand, shall promptly notify the other party in writing upon obtaining knowledge of the occurrence of any event that has caused: (a) any representation or warranty of the notifying party contained in this Agreement to be untrue or inaccurate in any material respect as of the time made under this Agreement; or (b) any material failure of the notifying party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement, in each case, if such failure to be true or accurate or failure to comply has caused or would reasonably be expected to cause any condition to the obligations of the notified party to effect the Transaction not to be satisfied.

Section 8.06    No Solicitation.

(a)During the Pre-Closing Period, neither Seller nor either Company shall, and they shall cause their respective Representatives not to, directly or indirectly, (i) solicit, initiate, seek, agree to or take any other action to facilitate or encourage knowingly, including, without limitation, by entering into a non-disclosure agreement with any Person other than Buyer or its Representatives, any inquiries or proposals regarding or reasonably expected to lead to an Acquisition Proposal, (ii) engage in negotiations or discussions with any Person other than Buyer or its Representatives concerning any Acquisition Proposal, (iii) continue any prior discussions or negotiations with any Person other than Buyer or its Representatives concerning any Acquisition Proposal, (iv) respond to any inquiry made, or furnish to any Person any information with respect to, or otherwise cooperate in any respect with, any effort or attempt by any Person to seek or enter into any Acquisition Proposal or (v) accept, or enter into any agreement concerning, any Acquisition Proposal with any Third Party, including, without limitation, any non-disclosure, confidentiality or other agreement of similar effect, or consummate any Acquisition Proposal.

(b)If Seller, either of the Companies, any of the Companies’ Subsidiaries, or any of their respective Representatives receives an unsolicited written inquiry or offer relating to an Acquisition Proposal, Seller will (i) within 24 hours, notify Buyer of the same, (ii) provide to Buyer the details thereof (including the identity of the Person making the same) and provide to Buyer a copy of any written inquiry or offer and all correspondence related thereto, and (iii) keep Buyer reasonably informed of the status thereof.

Section 8.07    Publicity. Seller, on the one hand, and Buyer, on the other hand, shall agree on the form and content of the initial press release regarding the Transaction and thereafter shall consult with each other before issuing, provide each other the opportunity to review and comment upon, and negotiate in good faith to agree upon, any press release or other public statement with respect to the Transaction and shall not issue any such press release or make any such public statement prior to such consultation and prior to considering in good faith any such comments, except as may be required by applicable Law. Notwithstanding anything to the contrary herein, Buyer and Seller may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analysts conference calls or in connection with a financing, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Buyer and Seller or made by one party and reviewed by the other and do not reveal non-public information regarding the Transaction.

Section 8.08    Lien and Guaranty Release. Seller shall use its commercially reasonable efforts to obtain any filings, releases, discharges, deeds and other documents reasonably necessary to evidence the release on or prior to the Closing Date by all financial institutions and other Persons (the “Lenders”) to which any Indebtedness of the Companies or their Subsidiaries is outstanding (including guarantee obligations of the Companies or their Subsidiaries in respect of Indebtedness of Seller or its other Subsidiaries) of (i) all Liens in connection therewith relating to the Purchased Assets, the Membership Interests and the Business (“Lender Liens”), and (ii) all obligations (including guarantee obligations) of the Companies or their Subsidiaries in respect of such Indebtedness (“Loan Obligations”).

Section 8.09    Title Policies.

(a)Section 8.09(a) of the Company Disclosure Letter sets forth the Companies’ existing Owner’s Title Insurance Policies on the Owned Real Property and the Ground Leased Property (the “Existing Title Policies”) and the Title Commitments issued to its lenders on or about December 28, 2012, for the Owned Real Property and the Ground Leased Property (the “Title Commitments”). Buyer hereby acknowledges receipt of the Existing Title Policies and Title Commitments as evidence of the status of the Companies’ or their Subsidiaries’ title to the Real Property as reflected in the Existing Title Policies and the Title Commitments and acceptance of all matters thereon as Permitted Liens.

(b)Seller shall reasonably cooperate with Buyer to obtain new owner’s policies of title insurance (ALTA 2006 form) for each parcel of Owned Real Property and the Ground Leased Property with customary endorsements including non-imputation endorsements (collectively, the “New Title Policies”), and Buyer shall be responsible for all costs and expenses thereof. Buyer agrees to accept valid and insurable fee simple title to the Owned Real Property subject only to the Permitted Liens.

Section 8.10    Survey. Section 8.10 of the Company Disclosure Letter sets forth the most current ALTA Surveys for the Owned Real Property and the Ground Leased Property (the “Existing Surveys”), copies of which have been made available to Buyer. Seller’s Lenders obtained ALTA surveys on the Owned Real Property and the Ground Leased Property (the “Lender’s Surveys”), copies of which have been made available to Buyer. Buyer agrees to accept the Real Property subject to all matters shown by the Existing Surveys and the Lender’s Surveys. At Buyer’s option, and at Buyer’s sole cost and expense, Buyer may obtain updated and recertified Lender’s Surveys or Existing Surveys or current, certified ALTA surveys with respect to the Owned Real Property and the Ground Leased Property (the “Surveys”). Seller shall reasonably cooperate with Buyer in connection with the foregoing.

Section 8.11    Tax Matters.

(a)Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Companies and their Subsidiaries for all periods ending on or prior to the Closing Date that are required to be filed after the Closing Date and for any Straddle Period (excluding, for the avoidance of doubt, any income Tax Returns of Seller for any Tax period). Unless otherwise required by Law, such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Companies and their Subsidiaries, as applicable, with respect to such items. Buyer shall deliver to Seller a draft of each such Tax Return at least twenty (20) days prior to filing thereof (or as far in advance of filing as practicable, if the deadline for filing is within forty-five (45) days following the Closing Date) for Seller’s review and comment and shall not file such Tax Return without Seller’s approval, which approval shall not be unreasonably withheld or delayed. At least two (2) Business Days prior to the due date for filing such Tax Return, Seller shall remit to Buyer the portion of any Taxes shown on such Tax Return for which Seller is responsible pursuant to Section 11.02(a).

(b)In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts or expenses of the Companies or any of their Subsidiaries for any Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Companies or any of their Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date, and the denominator of which is the number of days in such Straddle Period, provided, however that any increase in Property Taxes with respect to a Straddle Period as a result of the transactions contemplated by this Agreement shall be deemed to relate to the portion of such Straddle Period beginning after the Closing Date and Buyer shall be liable for such increase in Property Taxes.

(c)All transfer, recording, documentary, sales, use, stamp, registration and other such Taxes (including real estate transfer or similar Taxes that arise from any indirect transfer of property as a result of the transfer of the Membership Interests), related fees (including any penalties, interest and additions to Tax) incurred with respect to the purchase and sale of the Membership Interests pursuant to this Agreement (“Transfer Taxes”) and any fees for applications, consents, approvals, Permits, registrations or filings made or sought pursuant to this Agreement shall be borne fifty percent (50%) by Buyer and fifty percent (50%) by Seller. Either Buyer or Seller, as obligated by applicable Law, shall prepare and file all necessary Tax Returns and other documentation with respect to such Transfer Taxes. Seller and Buyer shall reasonably cooperate in preparing and filing all Tax Returns relating to Transfer Taxes, including joining in the execution of such Tax Returns to the extent required by applicable Law.

(d)Buyer and Seller agree to furnish (or cause to be furnished) to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to Taxes, including access to books and records, as is reasonably necessary for the filing of all Tax Returns by Buyer, the Companies, their Subsidiaries, or Seller, the preparation for any audit by any Tax Authority and the prosecution or defense of any claim, suit or Proceeding relating to Taxes. Buyer and Seller shall retain all books and records with respect to Taxes of the Companies or their Subsidiaries for a period of at least seven (7) years following the Closing Date.

(e)Except as required by Law, neither Buyer nor any of its Affiliates (including after the Closing Date, the Companies and their Subsidiaries) shall file or amend (or cause to be filed or amended) any Tax Return of or with respect to any of the Companies and their Subsidiaries for any Pre-Closing Tax Period, or make, revoke or amend any election relating to Taxes with respect to or relating to a Pre-Closing Tax Period or take any other similar action after the Closing relating to a Pre-Closing Tax Period that could reasonably be expected to result in any increased liability or indemnification obligation of Seller for Taxes in respect of a Pre-Closing Tax Period of the Companies and their Subsidiaries without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

(f)Buyer shall not cause the Companies or their Subsidiaries to engage in any transaction after the Closing on the Closing Date that is outside the Ordinary Course of Business that would result in any increased Tax liability for which Seller would be liable or required to provide indemnification pursuant to this Agreement.

(g)Following the Closing Buyer, on its own behalf and on behalf of the Companies and their Subsidiaries, on the one hand, and Seller, on the other hand, shall promptly notify each other upon receipt of notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes for which such other party may be liable hereunder (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other party of any liability with respect to such Tax Contest except to the extent such party was actually prejudiced as a result thereof. Seller shall have the right to control (at Seller’s own expense) the conduct and resolution of any Tax Contest to the extent the Tax Contest relates to income Taxes of Seller or Taxes with respect to any taxable period ending on or before the Closing Date for which Seller is liable or must indemnify Buyer pursuant to this Agreement, provided, that to the extent such Tax Contest is related to the Companies or their Subsidiaries or any Taxes for which they may be liable, Buyer shall have the right to participate in such Tax Contest (at Buyer’s own expense) and Seller shall not resolve such Tax Contest in a manner that would have an adverse impact on Buyer, the Companies or their Subsidiaries without Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed. If Seller shall have the right to control the conduct and resolution of such Tax Contest but elect in writing not to do so, then Buyer shall have the right to control the conduct and resolution of such Tax Contest, provided, however, that Buyer shall keep Seller reasonably informed of all material developments in such Tax Contest on a timely basis, and Buyer shall not resolve such Tax Contest without Seller’s written consent, which shall not be unreasonably withheld or delayed.

(h)Buyer shall have the right to control (at Buyer’s own expense) the conduct and resolution of any Tax Contest to the extent the Tax Contest relates to Taxes of the Companies or their Subsidiaries for any taxable period that begins after the Closing Date, or for any Straddle Period (other than Tax Contests related to income Taxes of Seller, which shall be controlled by Seller subject to the provisions of Section 8.11(g)). In the case of a Tax Contest that relates to a Straddle Period and to Taxes for which Seller is liable or must indemnify Buyer pursuant to this Agreement (other than Tax Contests related to income Taxes of Seller which shall be controlled by Seller subject to the provisions of Section 8.11(g)), Seller shall have the right to participate in such Tax Contest (at Seller’s own expense) and Buyer shall not resolve such Tax Contest without Seller’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(i)Seller shall be entitled to the amount of any refund or credit of Taxes of the Companies and their Subsidiaries with respect to a Pre-Closing Tax Period which refund or credit is actually received or applied to reduce Taxes otherwise payable by Buyer or its Affiliates (including after the Closing Date, the Companies) after the Closing during the Escrow Period, except to the extent such refund or credit was taken into account in the final calculation of the Final Closing Net Working Capital. Any such payment to Seller shall be net of any out-of-pocket cost to Buyer and its Affiliates attributable to the obtaining and receipt of such refund or credit. Buyer shall pay (or cause to be paid) to Seller any amount to which Seller is entitled pursuant to the prior sentences promptly after the receipt or application of the applicable refund or credit by Buyer or its Affiliates. For the avoidance of doubt, neither Buyer nor its Affiliates (including, after the Closing Date, the Companies and their Subsidiaries) shall have any affirmative obligation to obtain any refund or credit of Taxes of the Companies or their Subsidiaries with respect to a Pre-Closing Tax Period.

(j)Buyer and Seller agree, for U.S. federal income tax purposes, to treat the Transaction as a purchase of the assets of the Companies and shall take no actions inconsistent with such treatment, except as otherwise required by applicable Law.

(k)Any and all Tax sharing, Tax allocation, or similar agreements binding the Companies or any of their Subsidiaries, on the one hand, and Seller or any of its Affiliates, on the other hand, shall be terminated as of the Closing Date and, from and after the Closing Date, none of the Companies nor their Subsidiaries shall be obligated to make any payment to any Person pursuant thereto.

(l)In the event of any conflict or overlap between the provisions of this Section 8.11 and Article XI, the provisions of this Section 8.11 shall control.

Section 8.12    Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold in confidence any and all information, whether written or oral, exclusively related to the Companies, the Purchased Assets and the Business, except to the extent that such Person can show that such information (a) is in the public domain through no fault of Seller or any of its Affiliates, (b) is lawfully acquired by them after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (c) is reasonably relevant for enforcing Seller’s rights or defending against assertions by Buyer or its Affiliates and is disclosed to any Governmental Entity or an arbitrator or other involved party in connection with any Proceeding involving (i) a dispute between Buyer and Seller or their respective Affiliates arising out of the transactions contemplated by this Agreement, or (ii) the interpretation, entry into, performance, breach or termination of this Agreement or the Ancillary Agreements, (d) is disclosed with the prior written consent of Buyer, (e) is required to be disclosed to the Seller’s Lenders in connection with the consummation of the transactions contemplated by this Agreement, or (f) as required by applicable Law, Order or judicial or administrative process. If Seller or any of its Affiliates are compelled to disclose any such information by judicial or administrative process or by other requirements of Law or Order, such Person shall promptly notify Buyer in writing and shall disclose only that portion of such information which such Person is advised by its counsel is legally required to be disclosed; provided, that such Person shall exercise its best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information. Without prejudice to the rights and remedies otherwise available in this Agreement, the parties each acknowledge that money damages may not be an adequate remedy for any breach of this Section 8.12(a) and that Buyer will be entitled to specific performance and other equitable relief by way of injunction in respect of a breach or threatened breach of any this Section 8.12(a).

Section 8.13    Estoppels. Prior to the Closing Date, Seller shall, and shall cause each of the Companies to, use commercially reasonable efforts to obtain and deliver to Buyer executed estoppel certificates under the Aero Lease and the Ground Lease in the forms attached as Exhibit C, with such changes as the parties shall mutually agree.

Section 8.14    Release. Effective as of the Closing:

(a)Seller, for itself and for its predecessors, successors, assigns executors, trustees, beneficiaries,

officers, directors, Affiliates, Subsidiaries, agents, administrators and any other Person claiming through Seller (the “Releasing Parties”), hereby generally, irrevocably, unconditionally and completely releases and forever discharges each of the Companies, their Subsidiaries, and each of their Affiliates, successors assigns, directors, officers, employees, agents, attorneys and representatives (the “Releasees”) from, and hereby irrevocably, unconditionally and completely waives and relinquishes, each of the Released Claims.

(b)For the purposes of the above, “Released Claims” shall mean and include any and all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, including: (i) any unknown, unsuspected or undisclosed claim and (ii) any claim or right that may be asserted or exercised by a Releasing Party, in each case that (A) any Releasing Party may have had in the past, may now have or may have in the future against any of the Releasees, and (B) has arisen or arises directly or indirectly out of, or relates directly or indirectly to, any circumstance, agreement, activity, action, omission, event or matter occurring or existing on or prior to the Closing Date; provided, however, that Released Claims shall not include, and this Section 8.14 shall in no way impair, Seller’s rights under this Agreement or any Ancillary Agreement.

Section 8.15    Updated Phase I Environmental Site Assessments. Prior to the Closing Date, Seller shall obtain and deliver to Buyer Phase I Environmental Site Assessments, prepared in accordance with ASTM Practice E1527-13 on a date that is not more than six (6) months prior to the Closing, for each of the properties on which the Casinos are operated.

Section 8.16    Updated Account Information. Seller will provide Buyer prior to Closing with a schedule setting forth a complete and accurate list of (a) all accounts, safe deposits, or lock boxes at any depositary institution (including a savings bank, commercial bank, savings and loan association, or credit institution), trust company, brokerage firm, mutual fund, mortgage loan company, or other financial institution, in each case, in the name of any Company or any Subsidiary of a Company or used exclusively by any Company or Subsidiary in the Business, (b) all Persons authorized to draw on, access, or sign for any such accounts, and (c) the owner of record of each account.

Section 8.17    Transfer of Seller Contracts. Within thirty (30) days of the date of this Agreement, Seller shall provide Buyer with a complete and accurate list of any Contract to which Seller is a party, but none of the Companies or their Subsidiaries is a party, and which (a) are related to the Companies and would constitute a Material Contract if one of the Companies or their Subsidiaries were a party to such Contract, or (b) involve or relate to IT systems, software licenses, and related software services used by the Companies (other than Non-Negotiated Vendor Contracts) (collectively, the “Seller Contracts”). Seller and Buyer shall mutually agree which of the Seller Contracts shall be transferred to the Companies or their Subsidiaries (“Identified Seller Contracts”). Seller shall, no later than five (5) Business Days prior to the Closing Date (“Transfer Date”), use its commercially reasonable efforts to cause each of the Identified Seller Contracts to be transferred and assigned to the Companies on terms no less favorable to the Companies than the existing terms of such Identified Seller Contract. In the event that any Seller Contract requires the consent of another party thereto, Seller will use its commercially reasonable efforts to obtain such consent in writing prior to the Transfer Date. Nothing in this Agreement shall be construed as an attempt to assign any Seller Contract which is not assignable without the consent of the other party or parties thereto, unless such consent shall have been obtained. If, after Seller has used its commercially reasonable efforts to obtain the consent of any such other party to such Seller Contract, such consent shall not have been obtained at or prior to the Transfer Date, the Seller, the Companies and Buyer shall cooperate in an arrangement (each, an “Assignment Arrangement”) reasonable to both the Companies and Buyer designed to provide the Companies from and after the Closing Date with all of the benefits of such Seller Contract and all of the obligations under such Seller Contract arising on or after the Closing Date. In addition, after the Closing, in order that the full value of every Seller Contract and all claims and demands with respect to such Seller Contracts may be realized, Seller hereby agrees that it will, at the written request and under the direction of Buyer and as shall be permitted by law and the terms of such Seller Contracts, take all actions and do or cause to be done all things as shall be reasonably necessary in order that the Companies after the Closing Date may obtain the full benefit and enjoyment of the Seller Contracts. Seller shall cooperate with Buyer in Buyer’s actions pursuant to this Section 8.17.

ARTICLE IX
CONDITIONS TO CLOSING

Section 9.01    Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to this Agreement to effect the Closing shall be subject to the satisfaction of each of the following conditions on or prior to the Closing:

(a)No Injunctions. No Governmental Entity of competent jurisdiction shall have issued any moratorium, or enacted, issued, promulgated, enforced or entered any Order or Law which is in effect and which prevents or prohibits the consummation of, or that makes it illegal for any party to consummate the Transaction.

(b)Gaming Approvals. The Gaming Approvals shall have been obtained and shall be in full force and effect.

(c)HSR Act. The applicable waiting period (or extension thereof) relating to the transactions contemplated under the HSR Act shall have expired or been terminated and any other consent, authorization, order, approval, declaration and filing required thereunder shall have been made or obtained

Section 9.02    Additional Conditions to Obligations of Buyer. The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived (to the extent legally permissible) in whole or in part in writing exclusively by Buyer:

(a)Representations and Warranties. Each of the Fundamental Representations of Seller shall be true and correct in all respects except for de minimis exceptions, and each of the other representations and warranties of Seller contained in Article V and Article VI (disregarding all qualifications as to materiality or Company Material Adverse Effect) shall be true and correct, at and as of the Closing as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate be reasonably likely to result in a Company Material Adverse Effect.

(b)Performance of Obligations of Seller and the Companies. Seller and the Companies shall have performed in all material respects all covenants, agreements and obligations required to be performed by Seller and the Companies under this Agreement at or prior to the Closing.

(c)Closing Certificate. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller or the Companies to the effect of clauses (a) and (b) above.

(d)Deliverables. Seller and the Companies shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article IV to be delivered by them.

(e)Lien Releases. Seller shall have obtained full, absolute and unconditional releases of all Lender Liens and Loan Obligations.

(f)New Title Policies. Buyer shall have received from the Title Insurer an irrevocable commitment to issue the New Title Policies.

(g)Company Material Adverse Effect. During the Pre-Closing Period, there shall not have occurred any Company Material Adverse Effect.

(h)Estoppel Certificates. The estoppel certificates from (i) Aero under the Aero Lease and (ii) Ground Lessor under the Ground Lease delivered to Buyer on or prior to the Closing Date shall not have been modified or rescinded and shall be in full force and effect; provided, however, that, notwithstanding anything herein to the contrary, Buyer’s obligation to effect the Closing shall not be subject to the fulfillment of the condition specified in sub-clause (i) of this Section 9.02(h) after the Lease Termination Lapse Date.

(i)Assignment of Marks. Seller shall have caused the Marks identified in Section 9.02(i) of the Seller Disclosure Letter to be assigned to Cannery or Eastside pursuant to assignment agreements to be mutually agreed between the parties.

(j)Operating Condition. The Operating Condition shall be satisfied.

(k)Termination of Agreement. Seller shall have delivered to Buyer evidence reasonably satisfactory to Buyer that the agreement set forth in Section 9.02(k) of the Seller Disclosure Letter has been terminated and of no further force or effect and all obligations thereunder have been released in full.

Section 9.03    Additional Conditions to Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction of each of the following conditions prior to the Closing, any of which may be waived (to the extent legally permissible) in whole or in part in writing exclusively by Seller:

(a)Representations and Warranties. The representations and warranties of Buyer contained in Article VII (disregarding all qualifications as to materiality) shall be true and correct at and as of the Closing as if made at and as of such time, except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, be reasonably likely to result in a material adverse effect on Buyer’s ability to consummate the Transaction.

(b)Performance of Obligations of Buyer. Buyer shall have performed in all material respects all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)Closing Certificate. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer to the effect of clauses (a) and (b) above.

(d)Deliverables. Buyer shall have delivered executed copies of the Ancillary Agreements and other closing deliverables described in Article IV to be delivered by it.

ARTICLE X.
TERMINATION

Section 10.01    Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Section 10.01(b) through Section 10.01(g), by written notice by the terminating party to the other parties):

(a)by mutual written agreement of Seller and Buyer;

(b)by Seller, if the Closing does not occur prior to October 31, 2016; provided, that Seller’s right to terminate this Agreement under this Section 10.01(b) shall not be available to Seller if Seller (or the Companies’) failure to fulfill any obligation of Seller (or the Companies) under this Agreement has been the primary cause of the failure of the Closing to occur prior to the applicable date;

(c)by Buyer, if the Closing does not occur prior to October 31, 2016; provided, that the right to terminate this Agreement under this Section 10.01(c) shall not be available to Buyer if Buyer’s failure to fulfill any obligation of Buyer under this Agreement has been the primary cause of the failure of the Closing to occur prior to such date;

(d)by Seller or Buyer, if the Nevada Gaming Control Board or the Nevada Gaming Commission has made a final, non‑appealable determination that it will not issue the Gaming Approvals to Buyer;

(e)by Seller or Buyer, if a court of competent jurisdiction or other Governmental Entity (other than the Nevada Gaming Control Board or the Nevada Gaming Commission, which shall be governed by Section 10.01(d)) shall have issued a non-appealable final Order or taken any other non-appealable final action, in each case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing and the Transaction;

(f)by Buyer, if the Companies or Seller have breached any representation, warranty, covenant or agreement on the part of the Companies or Seller set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 9.02(a) or Section 9.02(b) to be satisfied and (ii) in the case of non-willful breaches that are capable of being cured, is not cured within ten (10) calendar days after written notice thereof;

(g)by Seller, if Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement which (i) would result in a failure of a condition set forth in Section 9.03(a) or Section 9.03(b) to be satisfied hereof and (ii) in the case of non-willful breaches that are capable of being cured, is not cured within ten (10) calendar days after written notice thereof; or

(h)by Buyer, if (i) all of the conditions set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied by actions taken at Closing) are satisfied or have been waived (if legally permitted) by Buyer except for the condition in Section 9.02(h)(i), and (ii) Seller has indicated in writing to Buyer that all of the conditions set forth in Section 9.01 and Section 9.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived (if legally permitted) by Seller, and Seller is ready, willing and able to consummate the Closing (the date on which all of sub-clauses (i) and (ii) above have occurred, the “Lease Termination Trigger Date”); provided, however, that Buyer’s right to terminate this Agreement pursuant to this Section 10.1(h) shall terminate and lapse 10 days after the Lease Termination Trigger Date (the “Lease Termination Lapse Date”).

Section 10.02    Effect of Termination.

(a)Liability. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall immediately become void, and there shall be no liability on the part of Buyer or Seller, or their respective Affiliates or Representatives, other than pursuant to this Section 10.02; provided, however, that nothing contained in this Section 10.02 shall relieve or limit the liability of any party to this Agreement for Fraud or any breach of this Agreement, including any breach permitting a party to terminate under Section 10.01(f) or Section 10.01(g).

(b)Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transaction shall be paid by the party incurring such expenses, whether or not the Closing is consummated. Any cancellation charges of the Title Insurer shall be paid by the party who breached this Agreement, and, if no party breached this Agreement, then each of Seller and Buyer shall pay one-half of such cancellation charges.

(c)Specific Performance and Other Remedies. For the avoidance of doubt, prior to exercising any right of termination under Section 10.01, the non-breaching parties may, but shall not be required to, seek specific enforcement or other available remedies in accordance with Section 12.02(d).

ARTICLE XI.
SURVIVAL; INDEMNIFICATION

Section 11.01    Survival of Representations, Warranties, Covenants and Agreements.

(a)The (i) representations and warranties made in Section 5.01 (Organization of Seller), Section 5.02(a) (Authority), Section 5.02(b)(i)(A) (No Conflict With Organizational Documents), Section 5.03 (Title to Membership Interests), Section 6.01(a), (b), (c), (d), (f) and (g) (Organization of the Companies; Capitalization), Section 6.02(a) (Authority), Section 6.02(b)(i)(A) (No Conflict With Organizational Documents), Section 6.04(a) (Taxes), Section 6.13 (Brokers), Section 7.01 (Organization), Section 7.02(a) (Authority); Section 7.02(b)(i)(A) (No Conflict With Organizational Documents), Section 7.03 (Brokers) (collectively, the “Fundamental Representations”) and (ii) the other representations and warranties made by Seller, the Companies and Buyer in this Agreement shall survive the Closing until eighteen (18) months after the Closing Date (the “Survival Period”) (after giving effect to any waiver or extension of such statute of limitations). The parties agree that no claim may be brought based upon, directly or indirectly, any of the representations and warranties contained in this Agreement after the Survival Period. The termination of the representations and warranties provided herein shall not affect a party in respect of any Notice given pursuant to Section 11.03 prior to the expiration of the applicable Survival Period provided herein. All covenants or other agreements in this Agreement to be performed at or prior to the Closing by Seller or Buyer shall survive the Closing, and remain operative until the earlier of (A) the expiration of the applicable statute of limitations applicable to such covenant or agreement or (B) the Survival Period.

Section 11.02    Indemnification.

(a)From and after the Closing, Seller shall indemnify, save and hold harmless Buyer and its Affiliates and its and their respective Representatives (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, obligations, damages, claims, judgments, awards and expenses (whether or not arising out of third-party claims), including interest, penalties, reasonable attorneys’ fees and any amounts paid in settlement of the foregoing (herein, “Damages”), incurred in connection with, arising out of, or resulting from:

(i)any breach of any representation or warranty made by Seller in Article V or Article VI;

(ii)any breach of any covenant or agreement to be performed by Seller in this Agreement, or any covenant or agreement to be performed by the Companies in this Agreement prior to the Closing; and

(iii)any and all Taxes (A) of Seller or its Affiliates (not including the Companies or their Subsidiaries) or (B) for which the Companies or their Subsidiaries are liable for any Pre-Closing Tax Period.

(b)From and after the Closing, Buyer shall indemnify, save and hold harmless Seller, the Companies and their respective Affiliates and its and their Representatives and successors (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages incurred in connection with, arising out of, or resulting from:

(i)any breach of any representation or warranty made by Buyer in Article VII; or

(ii)any breach of any covenant or agreement to be performed by Buyer in this Agreement.

Section 11.03    Procedure for Claims between Parties. If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party”) entitled to indemnification hereunder, such party shall give written notice briefly describing the claim and, to the extent then ascertainable, the monetary damages sought (each, a “Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) as soon as practicable after such Indemnified Party becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Article XI. Any failure to submit any such notice of claim to the Indemnifying Party shall not relieve any Indemnifying Party of any liability hereunder, except to the extent that the Indemnifying Party was actually prejudiced by such failure.

Section 11.04    Defense of Third Party Claims.

(a)Other than with respect to a Tax Matter, which shall be governed by Section 8.11, the right of an Indemnified Party with respect to Damages resulting from the assertion of liability by a third party shall be subject to the terms and conditions of this Section 11.04. If any Proceeding is initiated against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article XI may be sought, Notice thereof, together with copies of all notices and communication relating to such Third Party Claim, shall be given to the Indemnifying Party as promptly as practicable. The failure of any Indemnified Party to give timely Notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure.

(b)Except as set forth in this Section 11.04, the Indemnifying Party shall be entitled to:

(i)take control of and conduct the defense and investigation of such Third Party Claim by written notice to the Indemnified Party;

(ii)employ and engage attorneys of its own choice (provided, that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, unless the named parties to such Proceeding include both one or more Indemnifying Parties and an Indemnified Party, and the Indemnified Party has reasonably concluded that there may be one or more legal defenses or defense strategies available to such Indemnified Party that are different from or additional to those available to an applicable Indemnifying Party or that there exists a conflict of interest, in which event such Indemnified Party shall be entitled to separate counsel (provided, that such counsel is reasonably acceptable to the Indemnifying Party); and

(iii)compromise or settle such Third Party Claim, which compromise or settlement shall be made (x) only with the written consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim, without any admission of wrongdoing of any nature whatsoever to or by such Indemnified Party, and provides only for monetary damages that will be paid in full by the Indemnifying Party (other than an amount equal to the Deductible) under the terms of this Agreement;

provided, however, that the Indemnifying Party will not have the right to take control of and conduct the defense if such Third Party Claim involves an injunction or equitable relief, non-monetary claims, criminal liability or monetary claim for less than the Deductible, in which case, the Indemnified Party will take control and conduct the defense, compromise and settlement of such Third Party Claim (but such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed).

(c)If the Indemnifying Party elects to take control and conduct the defense of a Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall reasonably cooperate with each other in any notifications to insurers.

(d)If the Indemnifying Party fails to assume the defense of such Third Party Claim within thirty (30) calendar days after receipt of the Notice, the Indemnified Party against which such Third Party Claim has been asserted will have the right to take control and conduct the defense of, and to compromise or settle, such Third Party Claim; provided, however, that such Third Party Claim shall not be compromised or settled without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)If the Indemnified Party assumes the defense of the Third Party Claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.

Section 11.05    Limitations on and Additional Terms of Indemnity.

(a)No Buyer Indemnified Party shall be entitled to indemnification from Seller pursuant to Section 11.02(a)(i) (other than in the case of Fraud or a breach or inaccuracy in a Fundamental Representation) unless the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 11.02(a)(i) (other than in the case of Fraud or a breach of or inaccuracy in a

Fundamental Representation) exceed $1,000,000 (the “Basket”), whereupon Buyer Indemnified Parties shall be entitled to indemnification for all Damages in excess of $500,000.

(b)No Buyer Indemnified Party shall be entitled to indemnification from Seller pursuant to Section 11.02(a) (other than in the case of Fraud) to the extent the aggregate claims for Damages of the Buyer Indemnified Parties for which indemnification is sought pursuant to Section 11.02(a) (other than in the case of Fraud) exceed the Escrow Amount, and the Escrow Amount shall (other than in the case of Fraud) be the sole source of recourse therefor.

(c)Seller shall have no obligation under this Article XI to indemnify any Buyer Indemnified Party with respect to any Damage arising from a breach of representation, warranty or covenant in this Agreement, including under Section 11.02(a)(iii), to the extent such Damage was taken into account in the final calculation of the Final Closing Net Working Capital, Final Indebtedness, or Final Transaction Expenses and Seller has paid any amounts owed pursuant to Section 3.02(d).

(d)In calculating the amount of any Damages payable to a Buyer Indemnified Party hereunder, (i) the amount of the Damages shall not be duplicative of any other Damages for which an indemnification claim has been made, (ii) any materiality or Company Material Adverse Effect standard or qualification contained in any representation or warranty shall, be disregarded, and (iii) shall be computed net of any amounts actually recovered by such Buyer Indemnified Party or its Affiliates under any insurance policy with respect to such Damages (net of any out-of-pocket costs of investigation of the underlying claim and of collection, including reasonable attorney fees, and any premium increases resulting therefrom). If Seller pays a Buyer Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim are collected by the Buyer Indemnified Parties, then the Buyer Indemnified Party shall promptly remit the insurance proceeds (net of any out-of-pocket costs of investigation of the underlying claim and of collection, including reasonable attorney fees, and any premium increases resulting therefrom) up to the amount paid by Seller to the Buyer Indemnified Party.

(e)Upon and becoming aware of any event which is reasonably likely to give rise to losses subject to indemnification hereunder, each Buyer Indemnified Party shall use commercially reasonable efforts to mitigate the losses arising from such events.

(f)No Indemnifying Party shall be liable to an Indemnified Party hereunder for (i) any punitive, exemplary or other, unforeseen, special or indirect damages, except where such damages are recovered by a third party from an Indemnified Party in connection with Damages indemnified hereunder or (ii) any consequential damages unless reasonably foreseeable or are recovered by a third party from an Indemnified Party in connection with Damages indemnified hereunder.

(g)Notwithstanding anything to the contrary in this Agreement, the representations, warranties, covenants and obligations of Buyer, Seller and the Companies, as the case may be, and the rights and remedies that may be exercised by the Indemnified Parties based on such representations, warranties, covenants and obligations, will not be limited or affected by any investigation conducted by Buyer, Seller or the Companies or any of their respective Representatives with respect to, or any knowledge acquired (or capable of being acquired) by Buyer, Seller or the Companies or any of their respective Representatives, whether before or after the execution and delivery of this Agreement or the Closing, with respect to, the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation as aforesaid. The waiver by Buyer or Seller of any of the conditions to Closing set forth in this Agreement will not affect or limit the provisions of this Article XI.

(h)In no event shall Seller have any obligation to indemnify or hold harmless any Buyer Indemnified Parties for any Damages, to the extent any such Damages arise from or relate to any environmental contamination discovered as a result of Buyer (or its Affiliates or their respective Representatives, successors or assigns) conducting sampling of building materials, soil, soil vapor, ambient air, indoor air, surface water, or groundwater, at or under the Real Property, or any geology, structural, environmental or other engineering studies of the Real Property (including, without limitation, any subsurface drilling or boring testing at the Real Property) except as agreed prior to Closing in accordance with Section 8.03(a)(iv).

Section 11.06    Exclusive Remedy.

(a)After the Closing, except with respect to Fraud, the indemnities provided in this Article XI shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement; provided, however, that this exclusive remedy for Damages does not preclude a party from bringing an action for specific performance or other equitable remedy to require a party to perform its obligations under this Agreement. Without limiting the foregoing, Buyer and Seller each hereby waive (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, Fraud) such party may have against the other party arising under or based upon this Agreement or any schedule, exhibit, disclosure letter, document or certificate delivered in connection herewith, and no legal action sounding in tort, statute or strict liability may be maintained by any party (other than a legal action brought solely to enforce or pursuant to the provisions of this Article XI).

(b)Without limiting the foregoing, the Buyer Indemnified Parties and Seller Indemnified Parties hereby waive and agree not to seek (whether under any Environmental Law or otherwise) any statutory or common law remedy (whether for contribution, equitable indemnity or otherwise) against any Indemnifying Party with regard to any liability arising under Environmental Law or related to Hazardous Substances, except solely in accordance with the indemnification obligations in this Article XI.

Section 11.07    Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article XI shall be treated by the parties for income Tax purposes as adjustments to the Final Purchase Price, unless (a) otherwise required pursuant to a “determination” (as defined in Section 1313(a) of the Code or any similar provision of state, local or foreign Law) or (b) Buyer and Seller shall otherwise agree in writing.

ARTICLE XII.
MISCELLANEOUS

Section 12.01    Definitions.

(a)For purposes of this Agreement, the term:

“Accounts Receivable” means all accounts receivable (including receivables and revenues for food, beverages, telephone and casino credit), notes receivable or overdue accounts receivable, in each case, due and owing by any third party.

“Acquisition Proposal” means (a) any merger, consolidation, joint venture, business combination, reorganization, recapitalization, share exchange, liquidation, dissolution or other similar transaction; (b) any direct or indirect (including by any license or lease) sale, lease, exchange, transfer or other disposition of all or a substantial portion of the assets of the Companies or any of the Casinos; (c) any sale, issuance or exchange of any equity securities (including securities or instruments involving, settled by reference to, convertible into, or exchangeable or exercisable for equity securities) of any of Seller or the Companies; or (d) any other transaction which could reasonably be expected to (i) conflict with, impede, interfere with, prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, or (ii) have an adverse effect on the prospects for antitrust clearance or regulatory approval of the transactions contemplated by this Agreement and the Ancillary Agreements.

“Aero” means AERO SRD II, LLC, a Nevada limited liability company.

“Aero Lease” means that certain Lease dated November 16, 2004 between Aero, as landlord, and Cannery, as tenant.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.

“Ancillary Agreements” means the Assignment of Membership Interests and the Escrow Agreement.

“Business” means the business conducted by the Companies and their Subsidiaries as of the date of this Agreement or as of the Closing Date. For the avoidance of doubt Business shall not include business conducted by the Affiliates of the Companies (other than the Companies’ Subsidiaries).

“Business Day” means each day, other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Las Vegas, Nevada are authorized or required by Law to close.

“Buyer’s Knowledge” means the actual knowledge, after reasonably inquiry, of Brian Larson, Josh Hirsberg and Keith Smith.

“Cage Cash” means all cash contained in the cage, ATMs, slot booths, count rooms and drop boxes at the Casinos as of the Closing Date.

“Cash” means cash and cash equivalents.

“Casinos” means (a) the casino located at 2121 E Craig Rd, North Las Vegas, Nevada 89030 and commonly known as the Cannery Casino Hotel and (b) the casino located at 5255 Boulder Hwy, Las Vegas, Nevada 89122 and commonly known as the Eastside Cannery Casino Hotel.

“Closing Cash” means the aggregate Cash (including Cage Cash) of the Companies and their Subsidiaries.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any state of facts, event, change, circumstance, occurrence or effect (each, an “Effect”) that, when taken individually or together with all other Effects, is or is reasonably expected to be materially adverse in relation to the condition (financial or otherwise), properties, Liabilities, business, assets, operations or results of operations of the Companies and their Subsidiaries, taken as a whole; provided, that the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) general conditions (or changes therein) in the (i) travel, hospitality or gaming industries, or in the jurisdiction where any Company or its Subsidiaries operate or (ii) the financial, banking, currency or capital markets, including any disruption thereof and any interest or exchange rate fluctuations (b) any change in GAAP or applicable Law, including any change in Law permitting or expanding casino gambling (such as electronic gaming machines or table games), (c) any change, event or effect resulting from the entering into or public announcement of the Transaction, (d) any change, event or effect resulting from any act of terrorism, commencement or escalation of armed hostilities in the U.S. or internationally, (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country, (f) the taking of any action expressly required by this Agreement and/or any of the Ancillary Agreements, (g) the general decrease in the market value of comparable assets, including casinos generally, or (h) the failure of the Company to meet any financial or other projections (but not the underlying causes thereof); provided, however, that, in the case of subsections (a), (b), (d), (e) and (g), such changes do not adversely affect the Companies and their Subsidiaries disproportionately as compared to their competitors similarly situated. Without limiting the generality of the foregoing, the parties acknowledge and agree that a financial adverse effect of $70,000,000 or greater on the net book value of the Companies, taken together, relative to such value on the Financial Information as of the fiscal year ended December 31, 2015, shall be deemed to be a Company Material Adverse Effect; provided further, however, that the foregoing shall not create any inference that a financial adverse effect less than the foregoing amount is not a Company Material Adverse Effect.

“Company Intellectual Property” means any and all Intellectual Property owned, used, held for use or practiced by the Companies or any of their Subsidiaries, including any Intellectual Property incorporated into or otherwise used, held for use or practiced in connection with (or planned by the Companies or any of their Subsidiaries to be incorporated into or otherwise used, held for use or practiced in connection with) any Company Offering.

“Company Offerings” means any and all products or services offered, licensed, provided, sold, distributed or otherwise exploited by or for the Companies or any of their Subsidiaries, and any and all products or services under design or development (or already designed or developed) by or for the Companies or any of their Subsidiaries, including all versions and releases of the foregoing.

“Company Software” means all Software owned by or developed by or for the Companies or any of their Subsidiaries.

“Contract” means any oral or written agreement, contract, lease, sublease, license, sublicense, mortgage, indenture, instrument, power of attorney, note, loan, evidence of indebtedness, purchase order, letter of credit, settlement agreement, franchise agreement, or employment agreement.

“Copyleft License” means any license of Intellectual Property that provides that, as a condition to the use, modification, or distribution of such licensed Intellectual Property, that such licensed Intellectual Property, or any other Intellectual Property that is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property, be licensed, distributed, or otherwise made available: (a) in a form other than binary or object code (e.g., in source code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (c) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Disclosure Letters” means the Company Disclosure Letter and Seller Disclosure Letter.

“Employee Benefit Plan” means (a) each Seller Employee Benefit Plan, (b) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (c) each other stock purchase, stock option, severance, employment, change-in-control, bonus, incentive, deferred compensation or other material employee benefit or material compensation plan, program or arrangement (other than individual contracts or agreements), in each case, that is maintained, sponsored or contributed to by the Companies or their Subsidiaries on behalf of Property Employees or other individual service providers of the Companies, to which the Companies or any of their Subsidiaries has any obligation to maintain, sponsor or contribute on behalf of Property Employees or other individual service providers of the Companies, and with respect to which the Companies or any of their Subsidiaries has or could have any direct or indirect Liability, but in each case, excluding any Multiemployer Plan.

“Environment” means ambient air, indoor air, vapors, surface water, groundwater, wetlands, drinking water supply, land surface, or subsurface strata and biota.

“Environmental Laws” means all applicable federal, state and local statutes or laws, common law, judgments, orders, regulations, licenses, permits, rules and ordinances relating to Hazardous Substances, pollution, restoration or protection of the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to a Person, any other Person that is (or at any relevant time was) treated as a single employer together with such Person under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means the account of the Escrow Agent established to hold the Escrow Amount.

“Escrow Agent” means Citibank N.A. or its successor.

“Escrow Agreement” means the escrow agreement among Buyer, Seller and the Escrow Agent, to be mutually agreed between the Buyer and Seller prior to the Closing.

“Escrow Amount” means $20,000,000.

“Estimated Closing Cash” means Seller’s good faith estimate of the Closing Cash.

“Estimated Indebtedness” means Seller’s good faith estimate of the Indebtedness of the Companies and their Subsidiaries that remains unpaid as of the Closing.

“Estimated Transaction Expenses” means Seller’s good faith estimate of the Transaction Expenses that remain unpaid as of the Closing.

“Estimated Closing Net Working Capital” means Seller’s good faith estimate of the Net Working Capital of the Companies, on a consolidated basis, as of the Closing.

“Estimated Closing Net Working Capital Overage” means the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital.

“Estimated Closing Net Working Capital Shortage” means the amount, if any, by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital.

“Final Closing Net Working Capital” means the Net Working Capital of the Companies, on a consolidated basis, as of the Closing as set forth in the Final Closing Statement.

“Final Closing Cash” means the Closing Cash as set forth in the Final Closing Statement.

“Final Indebtedness” means the Indebtedness of the Companies and their Subsidiaries that remained unpaid as of the Closing, as set forth in the Final Closing Statement.

“Final Transaction Expenses” means the Transaction Expenses that remained unpaid as of the Closing, as set forth in the Final Closing Statement.

“Fraud” means common law fraud under the laws governing this Agreement.

“GAAP” means generally accepted accounting principles in the United States.

“Gaming Approvals” means an approval by the Nevada Gaming Commission of the change in control of the Companies and a finding of the Nevada Gaming Commission that Buyer is suitable to own the Membership Interests as contemplated by and upon the terms set forth in this Agreement.

“Gaming Authorities” means any Governmental Entity with regulatory control or jurisdiction over the conduct of lawful gaming or gambling in any jurisdiction and within the State of Nevada, specifically the Nevada Gaming Commission, the Nevada Gaming Control Board, the Clark County Liquor and Gaming Licensing Board and the City of North Las Vegas.

“Gaming Equipment Contracts” means any Contract entered into by the Companies or their Subsidiaries in the Ordinary Course of Business, providing for the lease, installation or use of computerized gambling machines pursuant to which the Companies or its Subsidiaries pay a percentage of wagers accepted by such machines to the counterparties of such Contracts.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance (including zoning), rule, regulation, permit (including land use), consent, registration, finding of suitability, approval, license, judgment, Order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to casino or gaming activities or operations.

“Governing Documents” means, with respect to any particular entity, (a) if a corporation, the articles or certificate of incorporation and the bylaws of such corporation; (b) if a limited liability company, the articles of organization or certificate of formation and operating agreement, regulations, limited liability company agreement, or company agreement of such limited liability company; (c) if another type of entity, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such entity; and (d) any amendment or supplement to any of the foregoing.

“Governmental Entity” means court, arbitral body administrative agency, commission, Gaming Authority or other governmental or regulatory authority or instrumentality.

“Ground Lease” means that certain Ground Lease dated September 22, 2006 between Ground Lessor, as lessor, and Eastside, as lessee as amended by that certain First Amendment to Lease Agreement dated June 21, 2007.

“Ground Lessor” means NP Land, LLC, a Nevada limited liability company.

“Hazardous Substance” means any material, substance or waste that is designated or regulated as “hazardous,” “toxic,” or “radioactive,” under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, friable asbestos, urea formaldehyde insulation, toxic mold, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means without duplication (a) indebtedness for borrowed money, including any related interest, prepayment penalties or premiums, fees and expenses, (b) amounts owing as deferred purchase price for property or services (other than trade payables and accrued expenses that are current liabilities), including all capital leases, seller notes and “earn-out” payments, (c) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, including any related interest, prepayment penalties or premiums, fees and expenses, (d) net obligations under any interest rate, currency or other hedging agreement or reimbursement obligations in connection with letters of credit, or (e) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (d) above.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, in or to: (a) patents and patent applications, utility models and applications for utility models and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and inventions (whether or not patentable), processes, technologies, discoveries, apparatus, and know-how; (b) trademarks, domain names, uniform resource locators, logos, trade dress, trade names and corporate names, whether registered or unregistered, and all goodwill associated with the foregoing, together with any and all registrations and applications for registration thereof; (c) copyrights, moral rights and all other corresponding rights, including in and to databases, Software, and other works of authorship, whether registered or unregistered, and any and all registrations and applications for registrations thereof; (d) rights of publicity and privacy, including any such rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (e) Proprietary Information.

“Intellectual Property License” means any license, sublicense, right, covenant, non-assertion, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all computer systems, servers, network equipment and other computer hardware owned, leased or licensed by the Companies or any of their Subsidiaries and otherwise used in the Business.

“Law” means any foreign or domestic law, statute, code, ordinance, resolution, rule, regulation, Order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding.

“Liability” or “Liabilities” means, with respect to any Person, any liability or obligation of such Person, whether known or unknown, absolute or contingent, accrued or unaccrued, or liquidated or unliquidated.

“Liens” means any mortgage, deed of trust, pledge, option, right of first refusal or first offer, conditional sale, lien, exclusive Intellectual Property License, option to obtain an exclusive Intellectual Property License, security interest, pledges, limitations on voting rights, conditional or installment sale agreement, charges or other encumbrances.

“Licensed IP” means Company Intellectual Property that is not Owned Company IP.

“Marks” means trademarks, domain names and trade names, whether registered or unregistered, and all goodwill associated with the foregoing, together with any and all registrations and applications for registration thereof.

“Movie Theater Lease” means that certain Galaxy Theatres Lease dated September 24, 2004 between Cannery, as landlord, and Movie Theater Tenant, as tenant, as amended by that certain Amendment No. 1 to Lease dated June 1, 2010.

“Movie Theater Tenant” means Galaxy Vegas, LLC, a Nevada limited liability company.

“Multiemployer Plan” has the meaning set forth in Section 3(37) of ERISA.

“Net Working Capital” means as of any date, (a) the consolidated current assets of the Companies, minus (b) the consolidated current liabilities of the Companies; provided, however, that for purposes of this calculation, Cash (including Cage Cash), Indebtedness and Transaction Expenses shall be excluded from the definition of “Net Working Capital”. An example calculation of the Net Working Capital as of March 31, 2016 is attached as Exhibit B.

“Non-Negotiated Vendor Contract” means a Contract that meets all of the following conditions: (a) such Contract grants to the Companies or any of their Subsidiaries a non-exclusive license to download or use generally commercially available, non-customized Software or a non-exclusive right to access and use the functionality of such Software on a hosted or “software-as-a-service” basis (and does not include any other Intellectual Property Licenses); (b) such Contract is a non-negotiable “shrink-wrap” or “click-through” Contract; (c) such Contract is expressly terminable for convenience by the Companies or any of their Subsidiaries upon sixty (60) days’ or less prior notice and does not impose any continuing obligations on or grant of rights by the Company that survive termination or expiration of such Contract; (d) the Software is not included, incorporated or embedded in, linked to, combined or distributed with, or used in the development, design, delivery, distribution or provision of, any Company Software or Company Offering; (e) the Contract does not require the Companies or any of their Subsidiaries to pay any license fee, subscription fee, service fee or other amount except for a one-time license fee of no more than $5,000 or ongoing subscription or service fees of no more than $10,000 per year; and (f) the Contract is not a license for Open Source Software.

“Open Source Software” means any Software that is licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Operating Condition” means the condition set forth on Schedule 9.03(j).

“Order” means any judgment, award, decision, order, decree, writ, injunction, assessment or ruling entered or issued by any Governmental Entity.

“Ordinary Course of Business” means any action taken by a Person if such action is consistent with such Person’s past practices and is taken in the ordinary course of such Person’s normal day-to-day operations.

“Owned Company IP” means (a) all Registered Company Intellectual Property and (b) all other Company Intellectual Property that are owned or purported to be owned by, or subject to an obligation to be assigned to, the Companies or any of their Subsidiaries.

“PCI Standards” means the Payment Card Industry Data Security Standards in effect as of the Effective Date.

“Permit” means permits, licenses, approvals, certificates, findings of suitability and other registrations, authorizations and exemptions of and from all applicable Governmental Entities.

“Permitted Liens” means, with respect to any Company (a) Liens for ground rents, water charges, sewer rates, assessments and other governmental charges not delinquent or which are currently being contested in good faith by appropriate Proceedings; (b) Liens for Taxes, including assessments, not yet delinquent or Taxes being contested in good faith by appropriate Proceedings and as to which adequate reserves have been established; (c) Liens arising by operation of law such as materialmen, mechanics, carriers, workmen, repairmen and similar liens which are not filed of record and similar charges not delinquent or which are filed of record, that occur in the Ordinary Course of Business or are otherwise not material; (d) covenants, conditions and restrictions (including zoning and subdivision restrictions), rights of way, encroachments, protrusions, easements, leases, reservations or other similar charges or encumbrances and other matters of public record, in each case that existed as of the date of this Agreement; (e) rights of tenants under operating leases and the occupancy of hotel guests; (f) with respect to the Real Property, all exceptions described in the Existing Title Policies, the Title Commitments or the New Title Policies and all matters disclosed by the Existing Surveys and Lender’s Surveys; (g) terms and conditions of licenses, permits and approvals for the Real Property, Laws of any Governmental Entity having jurisdiction over the Real Property, (h) any Lien that will be (and is) released and discharged at or prior to the Closing, and (i) any Lien that is not material to the Business as a whole.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Personal Information” means any information that relates to an identified or identifiable individual or device, including, but not limited to, name, address, telephone number, email address, username and password, photograph, government-issued identifier, or any other data used or intended to be used to identify, contact or precisely locate an individual.

“Personal Property” means all personal property owned or leased by the Companies on the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Proceeding” means any lawsuit, litigation, arbitration, mediation, action or proceeding by or before any Governmental Entity.

“Property Employees” means employees of Seller and its Subsidiaries who are employed by any Company or any Subsidiary of any Company.

“Property Taxes” means all real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Proprietary Information” means information and materials not generally known to the public, including trade secrets, customer lists, confidential marketing and customer information, and other proprietary and confidential information.

“Purchased Assets” means all assets owned by the Companies or their Subsidiaries including the Casinos.

“Real Property” means the real property described in Section 6.05(a) and Section 6.05(b) of the Company Disclosure Letter.

“Representatives” means, with respect to a party, its Affiliates, members, directors, officers, employees, advisors, agents or other representatives.

“Seller Employee Benefit Plan” means any other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other stock purchase, stock option, severance, employment, change-in-control, bonus, incentive, deferred compensation or other material employee benefit or material compensation plan, program or arrangement (other than individual contracts or agreements), that is maintained, sponsored or contributed to by the Seller on behalf of Property Employees or other individual service providers of the Companies or to which the Seller has any obligation to maintain, sponsor or contribute on behalf of Property Employees or other individual service providers of the Companies, but in each case, excluding any Multiemployer Plan.

“Seller’s Knowledge” means the actual knowledge, after reasonable inquiry, of William Paulos, William Wortman, Tom Lettero, Guy Hillyer, Mike Day or Ryan Paulos.

“Social Media Accounts” means any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any: (a) social media or social networking website or online service; (b) blog or microblog; (c) photo, video or other content-sharing website; or (d) other website or application (including mobile application) used for sharing content with or among end users.

“Software” means all (a) computer programs, including all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) documentation, including user manuals and other training documentation, related to any of the foregoing.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a general partner or managing member or (b) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization that is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Target Net Working Capital” means $0.00.

“Tax Authority” means any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.

“Tax Return” means any report, return (including any information return), statement, claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing supplied or required to be supplied to any Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.

“Taxes” means any and all taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, without limitation, income, franchise, gross receipts, profits, gaming, live entertainment, excise, real or personal property, environmental, sales, use, lodging, value-added, ad valorem, withholding, social security, retirement, employment, unemployment, workers’ compensation, occupation, service, license, net worth, capital stock, payroll, gains, stamp, transfer and recording taxes.

“Title Insurer” means Fidelity National Title Insurance Company.

“Title IV Plan” means any “pension plan” under Section 3(2) of ERISA that is subject to Title IV of ERISA (other than a Multiemployer Plan).

“Transaction” means the purchase and sale of the hereunder Membership Interests and the other transactions contemplated by this Agreement or the Ancillary Agreements.

“Transaction Expenses” means any and all fees, expenses and amounts payable by the Companies and their Subsidiaries (a) in connection with the transactions contemplated by this Agreement and the Ancillary Agreements, including any fees, expenses and amount payable to their or Seller’s accountants, brokers, investment banks, financial advisors, legal counsel or any other advisors, agents, outside advisors or representatives in connection with this Agreement, the Ancillary Agreements or any of the transactions contemplated hereby and thereby, or (b) to any employee as a result of any “change of control,” severance or other similar payment (including the employer portion of any Taxes resulting therefrom) that is triggered as a result of the consummation of the transactions contemplated by this Agreement.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and analogous state and local Law.

(b)    The following are defined elsewhere in this Agreement, as indicated below:

Term	Section
"Affiliated Person"	Section 6.19
“Agreement”	Preamble
“Allocation”	Section 2.04
“Assignment of Membership Interests”	Section 4.02(b)
“Auditor”	Section 3.02(b)
“Base Purchase Price”	Section 2.01
“Basket”	Section 11.05(a)

“Boyd”	Preamble
“Buyer”	Preamble
“Buyer Benefit Plans”	Section 8.02(c)
“Buyer Indemnified Party”	Section 11.02(a)
“Buyer Indemnified Parties”	Section 11.02(a)
“Buyer Obligations”	Section 12.15
“Buyer Related Parties”	Section 7.05(a)
“Cannery”	Preamble
“CCR Employees”	Section 8.02(a)
“Closing”	Section 4.01
“Closing Date”	Section 4.01
“Closing Payment”	Section 2.01
“COBRA”	Section 6.12(f)
“Company” or “Companies”	Preamble
“Company Disclosure Letter”	Article VI
“Continuing Employee”	Section 8.02(b)
“Contracting Parties”	Section 12.02(e)
“Customer Deposits”	Section 3.03(c)
“Damages”	Section 11.02(a)
“debt”	Section 7.07
“Determination Date”	Section 3.02(b)
“Eastside”	Preamble
“Effective Date”	Preamble
“Estimated Adjustment”	Section 3.01(c)
“Estimated Closing Statement”	Section 3.01(a)
“Existing Surveys”	Section 8.10
“Existing Title Policies”	Section 8.09(a)
“Final Adjustment”	Section 3.02(a)
“Final Closing Statement”	Section 3.02(a)
“Final Purchase Price”	Section 3.02(a)
“Financial Information”	Section 6.03(a)
“Fundamental Representations”	Section 11.01(a)
“Ground Leased Property”	Section 6.05(b)
“HSR Approvals”	Section 8.04(a)
“Identified Employees”	Section 8.02(a)
“Identified Seller Contracts”	Section 8.17
“Improvements”	Section 6.05(h)
“Indemnified Party”	Section 11.03
“Indemnifying Party”	Section 11.03
“Indemnifying Parties”	Section 11.03
“Inspection”	Section 8.03(a)
“Leased Real Property”	Section 6.05(b)
“Lease”	Section 6.05(b)
“Lease Termination Lapse Date”	Section 10.01(h)
“Lease Termination Trigger Date”	Section 10.01(h)
“Lenders”	Section 8.08
“Lender Liens”	Section 8.08
“Lender’s Surveys”	Section 8.10
“Loan Obligations”	Section 8.08
“Material Contracts”	Section 6.07(a)
“Membership Interests”	Recitals
“New Title Policies”	Section 8.09(b)
“Non-Party Affiliates”	Section 12.02(e)
“Notice”	Section 11.03

“Owned Real Property”	Section 6.05(a)
“party” or “parties”	Preamble
“Post-Closing Representation”	Section 12.13
“Pre-Closing Period”	Section 8.01(a)
“Registered Company Intellectual Property”	Section 6.06(a)
“Related Persons”	Section 6.20(b)
“Released Claims”	Section 8.13
“Releasees”	Section 8.13
“Releasing Parties”	Section 8.13
“Rent Roll”	Section 6.05(c)
“Seller”	Preamble
“Seller Contracts”	Section 8.17
“Seller Disclosure Letter”	Article V
“Seller Group”	Section 12.13
“Seller Indemnified Party”	Section 11.02(b)
“Seller Indemnified Parties”	Section 11.02
“Solvent”	Section 7.07
“Surveys”	Section 8.10
“Survival Period”	Section 11.01(a)
“Tax Contest”	Section 8.11(f)
“Title Commitments”	Section 8.09(a)
“Third Party Claim”	Section 11.04(a)
“Third Party Leases Leases”	Section 6.05(c)
“Transfer Date”	Section 8.17
“Transfer Taxes”	Section 8.11(c)
“Waiving Parties”	Section 12.13

Section 12.02    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury; Limitation on Damages; Limitation on Claims.

(a)This Agreement and the Transaction, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of New York applicable to contracts executed in and to be performed entirely within the State of New York, without regard to the conflicts of laws principles thereof that would require the application of the Laws of any other jurisdiction.

(b)Each of the parties (i) consents to submit itself to the personal jurisdiction of the Federal and state courts in the Borough of Manhattan, the City of New York in the event any dispute arises out of this Agreement or the Transaction; provided, however, that such submission to jurisdiction is solely for the purpose referred to in this paragraph and shall not be deemed to be a general submission to the jurisdiction of such courts or any other courts other than for such purpose, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or the Transaction in any court other than such state or Federal court. Each of the parties irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Transaction, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 12.02(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law.

(c)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY

RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.02(c).

(d)The parties hereby acknowledge and agree that if a party fails to perform its agreements and covenants hereunder, including if the party fails to take all actions as are necessary on its part to consummate the Transaction, such failure could cause irreparable injury to the non-breaching party, for which damages, even if available, may not be an adequate remedy. Accordingly, except as otherwise limited by this Agreement, in the event of such a failure, the non-breaching party shall be permitted to seek an issuance of injunctive relief or a specific performance remedy (in each case, without the requirement to post any bond or other security), from any court of competent jurisdiction.

(e)Except in the case of Fraud, all claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out of or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution or performance of this Agreement or the (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement (“Contracting Parties”). Except in the case of Fraud, no Person who is not a Contracting Party, including, without limitation, any past, present or future director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney or Representative of any of the foregoing (“Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any obligations or liabilities of any Contracting Party arising under, out of, in connection with, or related in any manner to this Agreement (including its negotiation, execution, performance or breach) or for any claims or causes of action based on, in respect of, or by reason of the sale and purchase of the Companies (including, without limitation, any non-disclosure or misrepresentations made by any such Nonparty Affiliates) or any other transactions.

Section 12.03    Notices. All notices, requests, claims, demands and other communications required or permitted to be given hereunder will be in writing and will be given or made by delivery in person, by courier service, by facsimile or e-mail (with a copy sent by another means specified herein), or by registered or certified mail (postage prepaid, return receipt requested). Except as provided otherwise herein, notices delivered by hand or by courier service shall be deemed given upon receipt; notices delivered by facsimile or e-mail shall be deemed given twenty-four (24) hours after the sender’s receipt of confirmation of successful transmission; and notices delivered by registered or certified mail shall be deemed given seven (7) days after being deposited in the mail system. All notices shall be addressed to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

if to Buyer, to:

Boyd Gaming Corporation
3883 Howard Hughes Parkway, 9th Floor
Las Vegas, Nevada 89163
Attention: General Counsel
Facsimile: (702) 792-73335
E-mail: brianlarson@boydgaming.com

with a copy, which shall not constitute notice, to:

Morrison & Foerster LLP
425 Market Street
San Francisco, California 94115
Attention: Brandon Parris and Jeffrey Washenko
Facsimile: (415) 268-7522
E-mail: BParris@mofo.com and JWashenko@mofo.com

if to Seller, or the Companies (prior to the Closing), to:

Cannery Casino Resorts, LLC
9107 W. Russell Road
Las Vegas, Nevada 89148
Attention: Tom Lettero
Facsimile: (702) 856-5101
E-mail: tlettero@canneryresorts.com

with a copy, which shall not constitute notice, to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
Attention: Steven B. Stokdyk and David Zaheer
Facsimile: (213) 891-8763
E-mail: steven.stokdyk@lw.com and david.zaheer@lw.com

Section 12.04    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section or Exhibit or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires: (a) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document; (b) the use of the term “including” means “including, without limitation”; (c) the word “or” shall be disjunctive but not exclusive; (d) unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1); (e) a reference to an entity includes any successor entity, whether by way of merger, amalgamation, consolidation or other business combination; (f) reference to a word defined hereunder shall apply equally to both the singular and plural forms of the terms defined; (g) a reference to”$” or “dollars” mean the lawful currency of the United States; and (h) Buyer, Seller and the Companies will be referred to herein individually as a “party” and collectively as “parties.” The name assigned to this Agreement, the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The phrase “made available” in this Agreement shall mean that on or before 5:00 p.m. Pacific time on the third (3rd) Business Day immediately preceding the date of this Agreement, Seller has posted complete and correct copies of such materials to the virtual data room managed by Seller; provided, that Buyer and its Representatives shall have been granted access to such virtual data room prior to such time.

Section 12.05    Entire Agreement. This Agreement, the Ancillary Agreements and the Disclosure Letters and exhibits hereto and thereto constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 12.06    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transaction is fulfilled to the extent possible.

Section 12.07    Assignment. Without the prior written consent of the other party, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned to any other Person. Any assignment in violation of the preceding sentence shall be void, and no assignment shall relieve the assigning party of any of its obligations hereunder.

Section 12.08    Parties of Interest. Except as set forth in Article VI, this Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.09    Counterparts. This Agreement may be executed by facsimile or electronic mail transmission and/or in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 12.10    Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. In the event that any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

Section 12.11    Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Buyer, Seller and the Companies.

Section 12.12    Waiver. Any party may waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 12.13    Legal Representation. Buyer hereby agrees, on its own behalf and on behalf of its directors, members, partners, equityholders, officers, employees and Affiliates (including, after the Closing, the Companies and their Subsidiaries), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Latham & Watkins LLP may represent Seller and its Affiliates in the event such Person so requests, in each case in connection with any dispute, litigation, claim, Proceeding or obligation arising out of or relating to this Agreement (any such representation, the “Post-Closing Representation”), and Buyer on behalf of itself and the Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of Buyer and the Companies, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications between Seller and its Affiliates (collectively, “Seller Group”) and its counsel, including Latham & Watkins LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any agreements contemplated by this Agreement or the Transaction, or any matter relating to any of the foregoing (the “Retained Communications”), are privileged communications between Seller Group and such counsel and none of Buyer, the Companies or any of the Waiving Parties, nor any Person purporting to act on behalf of or through Buyer or the Companies or any of the Waiving Parties, will be entitled to obtain the same by any process. From and after the Closing, each of Buyer and the Companies, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any communication between Latham & Watkins LLP and the Companies or any Person in Seller Group occurring during the representation in connection with the negotiation, preparation, execution and delivery of this Agreement and the other agreements contemplated hereby and the consummation of the Transaction in connection with any Post-Closing Representation. Notwithstanding the foregoing, the Seller, on behalf of itself and each Person in Seller Group, expressly agrees that the Retained Communications do not and shall not include any communications or work-product (i) relating to the pre-Closing operation by the Companies or their Subsidiaries of their business other than the negotiation of the transactions contemplated by this Agreement or (ii) evidencing Fraud.

Section 12.14    Further Assurances. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the parties shall take all commercially reasonable action necessary (including executing and delivering further notices, assumptions, releases and acquisitions).

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

BUYER	SELLER
BOYD GAMING CORPORATION, a Nevada corporation	CANNERY CASINO RESORTS, LLC, a Nevada limited liability company

By: /s/ Brian A. Larson	By: /s/ William C. Wortman
Name: Brain A. Larson	Name: William C. Wortman
Its: Executive Vice President	Its: Manager

CANNERY	EASTSIDE
The Cannery Hotel and Casino, LLC, a Nevada limited liability company	Nevada Palace, LLC, a Nevada limited liability company

By: /s/ William C. Wortman	By: /s/ William C. Wortman
Name: William C. Wortman	Name: William C. Wortman
Its: Manager	Its: Manager

[Signature Page to Membership Interest Purchase Agreement]